As filed with the Securities and Exchange Commission on November 24, 1999


                                               Securities Act File No. 333-39839
                                        Investment Company Act File No. 811-6156

       POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT AS STATED BELOW
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------


                                    FORM N-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]
                           Pre-Effective Amendment No.                    [ ]
                         Post-Effective Amendment No. 2                   [X]
                                     and/or
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [X]
                                Amendment No. 11                          [X]
                        (Check appropriate box or boxes)


                               ------------------

               Merrill Lynch High Income Municipal Bond Fund, Inc.
             (Exact Name of Registrant as Specified in Its Charter)

              800 Scudders Mill Road, Plainsboro, New Jersey 08536
                    (Address of Principal Executive Offices)

       Registrant's Telephone Number, including Area Code: (609) 282-2800

                               ------------------


                                 Terry K. Glenn
               Merrill Lynch High Income Municipal Bond Fund, Inc.
                             800 Scudders Mill Road
                          Plainsboro, New Jersey 08536
        Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                     (Name and Address of Agent for Service)


                               ------------------


                                   Copies to:
      Thomas R. Smith, Jr., Esq.               William E. Zitelli, Jr., Esq.
           BROWN & WOOD LLP                 MERRILL LYNCH ASSET MANAGEMENT, L.P.
        One World Trade Center                         P.O. Box 9011
     New York, New York 10048-0557           Princeton, New Jersey 08543-9011


                               ------------------

         Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]

                                 --------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


         Pursuant to Rule 429 under the Securities Act, the Prospectus in this Registration Statement is a combined Prospectus and relates to Registration Statement No. 33-50861, as amended, previously filed by the Registrant on Form N-2. This Registration Statement also constitutes Post-Effective Amendment No. 3 to Registration Statement No. 33-50861, and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(C) of the Securities Act. The Registration Statement and the Registration Statement amended hereby are collectively referred to hereunder as the "Registration Statement."
===============================================================================

The information in this prospectus is not complete and may be changed. We may not use this prospectus to sell securities until the registration statement containing this prospectus, which has been filed with the Securities and Exchange Commission, is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED NOVEMBER 24, 1999


PROSPECTUS
----------


December   , 1999


               Merrill Lynch High Income Municipal Bond Fund, Inc.
                                  Common Stock

                                  ------------

     Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund") is a continuously offered, non-diversified, closed-end management investment company. The Fund seeks to provide shareholders with high current income exempt from Federal income taxes by investing primarily in a portfolio of medium to lower grade or unrated municipal obligations with remaining maturities of greater than one year, the interest on which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes. The Fund may invest in certain tax-exempt securities that are classified as "private activity bonds," which may subject certain investors to a Federal alternative minimum tax. At times, the Fund may seek to hedge its portfolio using options and futures transactions. There can be no assurance that the investment objective of the Fund will be realized.


     Investments in lower rated municipal obligations (sometimes referred to as "junk bonds") generally provide a higher yield than higher rated municipal obligations of similar maturity but are also subject to greater market and credit risk. As a result, an investment in the Fund is speculative in that it involves a high degree of risk and should not constitute a complete investment program. Investors should carefully consider the risks before investing.

     Currently, there is no secondary market for the Fund's common stock. To provide liquidity, the Fund generally makes quarterly tender offers for its shares. In a tender offer, the Fund repurchases outstanding shares at the Fund's net asset value on the last day of the offer. If the Fund does not make a tender offer, investors may not be able to sell their shares.


     Shares of common stock of the Fund are offered on a best efforts basis at a price equal to the next determined net asset value per share without a front-end sales charge. As of the date of this Prospectus, net asset value per share is $___. Shares may be purchased from Merrill Lynch Funds Distributor, a division of Princeton Funds Distributor, Inc., from selected other securities dealers, including Merrill Lynch, Pierce, Fenner & Smith Incorporated.



                                  ------------

This Prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




======================================================================================================
                                  Price to                 Sales              Proceeds to
                                 Public (1)               Load (2)              Fund (3)
------------------------------------------------------------------------------------------------------

Per Share                               $                       None                 $
------------------------------------------------------------------------------------------------------
Total (3)                             $                         None              $
======================================================================================================




(1)  Net asset value ranged from $    to $    per share between November 2, 1990
     (commencement of operations) to the date of this prospectus.


(2) The Distributor pays all offering expenses (other than registration fees) and sales commissions to selected dealers (primarily Merrill Lynch) from its own assets. Therefore, all of the proceeds of this offering will be available to the Fund for investment in portfolio securities.


(3)  These amounts (a) do not take into account prepaid registration fees,
     (approximately $      ), which are being charged to income as the related
     shares are issued, and (b) assume all shares currently registered are sold in the continuous offering.


                                  ------------

                 Merrill Lynch Funds Distributor -- Distributor
              Merrill Lynch Asset Management -- Investment Adviser

                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by reference to the detailed information included in this prospectus.

The Fund Merrill Lynch High Income Municipal Bond Fund, Inc. is a continuously offered, non-diversified, closed-end fund.

The Offering                    Shares of common stock of the Fund are offered
                                by the Distributor and selected other securities dealers, including Merrill Lynch, Pierce, Fenner
                                & Smith Incorporated.

                                The Fund offers its common stock at a price equal to net asset value per share without a front-end sales charge. The minimum initial purchase is $1,000 and the minimum subsequent purchase is $50. The Fund reserves the right to waive or modify the initial and subsequent minimum investment requirements at any time. Any order may be rejected by the Distributor or the Fund.


Investment Objective and
 Policies The Fund seeks to provide shareholders with high current income exempt from Federal income taxes by investing primarily in a portfolio of medium to lower grade municipal bonds. The Fund generally will maintain at least 75% of its portfolio in municipal bonds rated in the medium and lower rating categories (Baa or lower by Moody's Investors Service, Inc. or BBB or lower by Standard & Poor's or Fitch IBCA, Inc.) or in unrated bonds that the Investment Adviser believes are of comparable quality.

                                High Yield or "Junk" Bonds. The Fund will invest a substantial portion of its assets in municipal bonds rated in lower, non-investment grade categories (Ba or lower by Moody's or BB or lower by Standard & Poor's or Fitch) or comparable unrated bonds. These so-called "junk bonds" have the potential to generate high current income for shareholders, but also subject the Fund and its shareholders to greater credit and overall market risk. The Fund seeks to reduce these risks by:

                                o investing in multiple issuers

                                o credit analysis and monitoring current
                                  developments regarding the debtor

                                o monitoring trends in both the economy and
                                  financial markets.

                                Municipal Bonds. The general term "municipal bonds" encompasses a broad variety of debt obligations issued by political subdivisions or public agencies in the United States to obtain funds for public purposes. Certain municipal bonds are supported by the issuer's full faith, credit and taxing power, while others are payable only from a specific revenue source. Still others are issued to finance various privately-operated facilities and are generally supported only by the credit of the user of the facility. The Fund invests in high yield municipal bonds of one or more of the following types, among others:

                                o General Obligation Bonds

                                o Health Care Revenue Bonds

                                o Housing Bonds

                                o Transportation Revenue Bonds

                                o Water and Sewage Revenue Bonds

                                o Solid Waste and Resource Recovery Bonds

                                o Pollution Control Facility Revenue Bonds

                                o Educational Facility Revenue Bonds


                                o Tax Increment Bonds

                                o Commercial Facility Revenue Bonds

                                o Private Activity Bonds

                                Each type of investment carries unique risks as well as the risks inherent in investing in high yield municipal bonds generally.

                                Indexed and Inverse Floating Obligations. The Fund may invest in municipal bonds yielding returns based on a particular index of value or interest rates. The Fund also may invest in "inverse floating obligations" or "residual interest bonds." These securities generally pay interest at floating interest rates that decline as short-term market rates increase and increase as short-term market rates decline. The Investment Adviser believes that investing in indexed and inverse floating obligations allows the Fund to vary the degree of investment leverage relatively efficiently under different market conditions.

                                Higher-Rated Bonds and Short-Term Investments. The Fund may invest as much as 25% of its assets in municipal bonds rated in the higher rating categories (A or higher by Moody's, Standard & Poor's or Fitch). In addition, the Fund may temporarily invest in short-term tax-exempt obligations or taxable money market securities when prevailing market conditions warrant.


                                Options and Futures Transactions. The Fund may hedge its portfolio against fluctuations in interest rates using options and financial futures contracts. The Fund's hedging transactions are designed to reduce volatility, but come at some cost. For example, the Fund may limit its risk of loss from a decline in price of a portfolio security by purchasing a put option. However, the price of the security may not in fact drop, but the Fund still has to pay for the option it purchased. In large part, the success of the Fund's hedging activities depends on its ability to forecast movements in securities prices and interest rates. The Fund does not, however, enter options and futures transactions for speculative purposes.


Investment Adviser and          Merrill Lynch Asset Management, L.P., the
  Administrator                 Investment Adviser, provides investment advisory
                                and administrative services to the Fund. For advisory services, the Fund pays the Investment
                                Adviser a monthly fee at the annual rate of 0.95% of the Fund's average daily net assets.
                                For administrative services, the Fund pays the Investment Adviser a monthly fee at the annual rate of 0.25% of the Fund's average daily net assets. While the combined advisory and administrative fees are higher than that paid by most funds, they are similar to those paid by other continuously offered closed-end funds.


Tender Offers                   Currently, there is no secondary market for the
                                Fund's common stock, and it is not expected that a secondary market will develop. To provide liquidity, the Board of Directors considers, on a quarterly basis, whether the Fund should make a tender offer for its shares. In a tender offer, the Fund repurchases outstanding shares at the Fund's net asset value on the last day of the offer.


Early Withdrawal Charge         Tendered shares of common stock held for less
                                than three years at the date of tender are subject to an early withdrawal charge in most cases. The charge varies with the amount of time the shares have been held. It is based on the lesser of cost or net asset value of the tendered shares.


Dividends and Distributions     The Fund intends to distribute any net
                                investment income monthly, and any net realized capital gains, if any, at least annually.



Automatic Dividend              Dividend and capital gains distributions
  Reinvestment Plan             generally are used to purchase additional shares
                                of the Fund's common stock. However, an investor can choose to receive distributions in cash.
                                Since not all investors can participate in the automatic dividend reinvestment plan, you should call your broker or nominee to confirm that you are eligible to participate in the plan.

                    RISK FACTORS AND SPECIAL CONSIDERATIONS

     Illiquidity of Shares. The Fund is designed primarily for long-term investors and should not be considered a vehicle for trading purposes. Currently, there is no secondary market for the Fund's common stock, and it is not expected that a secondary market will develop. To provide liquidity to shareholders, the Board of Directors of the Fund intends to consider making tender offers on a quarterly basis to repurchase the Fund's shares at net asset value. However, the Fund's shares are less liquid than shares of funds traded on a stock exchange, and shareholders who tender Fund shares held for less than three years will pay an early withdrawal charge. The Fund's Board is not obligated to authorize any tender offer, and there may be quarters in which no tender offer is made. If the Board does not authorize a tender offer, shareholders may be unable to sell their shares. Merrill Lynch and other selected dealers are prohibited from making a market in the Fund's common stock while the Fund either is offering its shares or is making a tender offer.

     Closed-end funds that do trade in a secondary market are subject to the risk that the net asset value of the shares may be higher than the market price, commonly referred to as "trading at a discount." As long as there is no secondary market for the Fund's shares, the Fund is not subject to this risk.


     Interest Rate and Credit Risk. The Fund invests in municipal bonds, which are subject to interest rate and credit risk. Interest rate is the risk that prices of municipal bonds generally increase when interest rates decline and decrease when interest rates increase. Prices of longer term securities generally change more in response to interest rate changes than prices of shorter term securities. Credit risk is the risk that the issuer will be unable to pay the interest or principal when due. The degree of credit risk depends on both the financial condition of the issuer and the terms of the obligation.

     High Yield or "Junk" Bonds. The Fund invests primarily in a portfolio of high yielding, medium to lower grade and unrated municipal bonds. Investments in high yield securities entail a higher level of credit risk (loss of income and/or principal) than investments in higher-rated securities. Securities rated in the lower rating categories are considered to be predominantly speculative with respect to capacity to pay interest and repay principal. Securities rated in the medium category may have some speculative characteristics as well. Issuers of high yield securities may be highly leveraged and may not have available to them more traditional methods of financing. New issuers also may be inexperienced in managing their debt burden. The issuer's ability to service its debt obligations may be adversely affected by business developments unique to the issuer, the issuer's inability to meet specific projected business forecasts, or the inability of the issuer to obtain additional financing. High yield securities may be unsecured and may be subordinated to other creditors of the issuer.


     High yield securities also tend to be more sensitive to economic conditions than investment grade securities. The financial condition of a high yield issuer is usually more susceptible to a general economic downturn or a sustained period of rising interest rates.


     High yield securities may have call or redemption features that permit an issuer to repurchase the securities from the Fund. If a call were exercised by an issuer during a period of declining interest rates, the Fund likely would have to replace such called securities with lower yielding securities, thus decreasing the net investment income to the Fund and dividends to shareholders.

     There is no established trading market for many high yield securities. If a market exists, it is usually thinly traded and not as liquid as the secondary market for higher-rated securities. The Fund anticipates that high yield securities can be sold only to a limited number of dealers or institutional investors. Illiquidity may impair the

Fund's ability to realize the full value of its investments in high yield municipal bonds if the Fund must dispose of them quickly.


     Adverse publicity and investor perceptions also may reduce the value and liquidity of high yield securities. When the market value of high yield securities goes down, the Fund's net asset value is also likely to decrease. In addition, the Fund may incur additional expenses if it is forced to seek recovery upon a default of a portfolio holding or if it participates in the restructuring of the obligation.


     Non-Diversified Status. The Fund is registered as a non-diversified investment company. This means that the Fund may invest a greater percentage of its assets in the obligations of a single issuer than a diversified investment company. By concentrating in a smaller number of issuers, the Fund's risk is increased because developments affecting an individual issuer have a greater impact on the Fund's performance. Even as a non-diversified fund, the Fund must still meet the diversification requirements of the Federal income tax laws.


     Focus on Specific Regions or Projects. The Fund may invest a large portion of its assets in municipal bonds issued by entities that may be located in the same geographic area, or that may pay their interest obligations from the revenues derived from similar projects such as hospitals, multi-family housing, nursing homes, continuing care facilities, commercial facilities (including hotels), electric utility systems or industrial companies. A focus on any particular type of investment will make the Fund more susceptible to any economic, political, or regulatory occurrences affecting that type of investment. Also, the Fund may invest in municipal bonds issued by entities or secured by facilities with a relatively short operating history.


     Inverse Floating Obligations. The Fund's investments in "inverse floating obligations" or "residual interest bonds" provide investment leverage because their market value increases or decreases in response to market changes at a greater rate than fixed-rate, long-term tax-exempt securities. The market values of such securities are more volatile than the market values of fixed-rate, tax-exempt securities.

     Private Activity Bonds. The Fund may invest in certain tax-exempt securities classified as "private activity bonds." These bonds may subject certain investors in the Fund to the Federal alternative minimum tax.

     Options and Futures Transactions. The Fund may engage in certain options and futures transactions to reduce its exposure to interest rate movements. If the Fund incorrectly forecasts market values, interest rates or other applicable factors, the Fund's performance could suffer. The Fund also may suffer a loss if the other party to the transaction defaults. The Fund is not required to use hedging and may not do so.

     Antitakeover Provisions. The Fund's charter includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors. Such provisions could discourage a third party from seeking to obtain control of the Fund.

                                    FEE TABLE

Shareholder Transaction Expenses

Sales Load (as a percentage of offering price) ........................                 None
Dividend Reinvestment Plan Fees .......................................                 None
Early Withdrawal Charge (as a percentage of original purchase price
  or net asset value at the time of repurchase)(a) ....................       3.0% during the first year,
                                                                               decreasing 1.0% annually
                                                                                  thereafter to 0.0%
                                                                                 after the third year

Annual Expenses (as a percentage of average net assets)

Investment Advisory Fee(b) ............................................                 0.95%

Other Expenses(c) .....................................................                 0.51%
                                                                                        ----
Total Annual Expenses .................................................                 1.46%
                                                                                        ====


------------


(a) See "Early Withdrawal Charge" -- page 24.

(b) See "Investment Advisory and Administrative Arrangements" -- page 27.

(c) Includes administrative fees, which are payable to the Investment Adviser by the Fund at the rate of 0.25% of net assets attributable to common shares. See "Investment Advisory and Administrative Arrangements" -- page 27.


Example


                                                                      1 Year     3 Years    5 Years    10 Years
                                                                      ------     -------    -------    --------
An investor would pay the following expenses on a
  $1,000 investment assuming (1) total annual
  expenses of 1.46%, (2) a 5% annual return throughout
  the periods and (3) tender at the end of the period ........         $45*        $56*      $80         $175

An investor would pay the following expenses on a
  $1,000 investment assuming no tender at the end
  of the period ..............................................         $15         $46       $80         $175


---------------
*    Reflects the early withdrawal charge.


     The Fee Table is intended to assist investors in understanding the costs and expenses that a shareholder in the Fund will bear directly or indirectly. The expenses set forth under "Other Expenses" are based on estimated amounts through the end of the Fund's current fiscal year. The example set forth above assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission (the "Commission") regulations. The example should not be considered a representation of past or future expenses or annual rates of return, and actual expenses or annual rates of return may be more or less than those assumed for purposes of the Example. Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") may charge its customers a processing fee (presently $5.35) for confirming purchases and repurchases. Purchases and repurchases made directly through Financial Data Services, Inc. (the "Transfer Agent") are not subject to the processing fee.

                              FINANCIAL HIGHLIGHTS


     The financial information in the table below has been audited in conjunction with the annual audits of the financial statements of the Fund by Deloitte & Touche LLP, independent auditors. Financial statements for the fiscal year ended August 31, 1999 and the independent auditors' report thereon appear in the annual report of the Fund for the fiscal year ended August 31, 1999, which is incorporated by reference herein. Further information about the performance of the Fund is contained in the annual report, which may be obtained, without charge, by calling or by writing the Fund at the address on the front cover of this Prospectus or by calling (609) 282-2800.


     The following per share data and ratios have been derived from information provided in the Fund's audited financial statements.



                                                                                                                  For the Period
                                                                                                                    November 2,
                                                    For the Year Ended August 31,                                     1990+ to
                                  ------------------------------------------------------------------------------     August 31,
                                     1999       1998      1997      1996      1995     1994       1993      1992        1991
                                    -----      -----     -----     -----     -----    -----      -----     -----     ----------

Increase (Decrease)
  in Net Asset Value:
Per Share Operating Performance:
Net asset value, beginning
  of period                      $  11.46    $  11.34  $  10.94  $  10.97  $  10.92  $  11.44   $  10.74  $  10.29  $  10.00
                                 --------    --------  --------  --------  --------  --------   --------  --------  --------

  Investment income -- net            .55         .61       .65       .66       .65       .65        .68       .71       .63
                                 --------    --------  --------  --------  --------  --------   --------  --------  --------
  Realized and unrealized gain
   (loss) on investments -- net      (.89)        .32       .44      (.03)      .23      (.45)       .75       .50       .29
                                 --------    --------  --------  --------  --------  --------   --------  --------  --------

Total from investment
  operations                         (.34)        .93      1.09       .63       .88       .20       1.43      1.21       .92
                                 --------    --------  --------  --------  --------  --------   --------  --------  --------

Less Dividends and
Distributions:
  Investment income -- net           (.55)       (.61)     (.65)     (.66)     (.65)     (.65)      (.68)     (.71)     (.63)

  Realized gain on
   investments -- net                (.18)       (.20)     (.04)       --      (.15)     (.07)      (.05)     (.05)       --

  In excess of realized gain
   on investments -- net             (.15)         --        --        --      (.03)       --         --        --        --
                                 --------    --------  --------  --------  --------  --------   --------  --------  --------
Total dividends and
  distributions.                     (.88)       (.81)     (.69)     (.66)     (.83)     (.72)      (.73)     (.76)     (.63)
                                 --------    --------  --------  --------  --------  --------   --------  --------  --------

Net asset value, end of period   $  10.24    $  11.46  $  11.34  $  10.94  $  10.97  $  10.92   $  11.44  $  10.74  $  10.29
                                 ========    ========  ========  ========  ========  ========   ========  ========  ========
Total Investment Return*:
Based on net asset
  value per share                   (3.16)%      8.43%    10.20%     5.81%     8.68%     1.75%     13.83%    12.29%     9.43%++
                                 ========    ========  ========  ========  ========  ========   ========  ========  ========

Ratios To Average Net Assets:
Expenses, net of
  reimbursement                      1.46%       1.48%     1.44%     1.50%     1.52%     1.48%      1.37%     1.30%      .84%**
                                 ========    ========  ========  ========  ========  ========   ========  ========  ========

Expenses                             1.46%       1.48%     1.44%     1.50%     1.52%     1.48%      1.47%     1.55%     1.76%**
                                 ========    ========  ========  ========  ========  ========   ========  ========  ========

Investment income -- net             5.07%       5.37%     5.83%     5.90%     6.11%     5.81%      6.17%     6.85%     7.43%**
                                 ========    ========  ========  ========  ========  ========   ========  ========  ========

Supplemental Data:
Net assets, end of
  period (in thousands)          $201,574    $233,713  $ 211,620 $ 199,552 $ 198,575 $212,958   $216,922  $170,735  $114,628
                                 ========    ========  ========  ========  ========  ========   ========  ========  ========

Portfolio turnover                  39.53%      36.45%     43.07%    28.54%    21.28%    28.51%    28.74%    31.74%    75.92%
                                 ========    ========  ========  ========  ========  ========   ========  ========  ========


--------------
 * Total investment returns exclude the effects of the early withdrawal charge, if any. The Fund is a continuously offered closed-end fund, the shares of which are offered at net asset value. Therefore, no separate market exists.

**   Annualized.

 +   Commencement of Operations.

++   Aggregate total investment return.

                                    THE FUND


     Merrill Lynch High Income Municipal Bond Fund, Inc. is a continuously offered non-diversified, closed-end, management investment company. The Fund was incorporated under the laws of the State of Maryland on August 16, 1990, and has registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). The Fund's principal office is located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536, and its telephone number is (609) 282-2800.



                        INVESTMENT OBJECTIVE AND POLICIES


     The investment objective of the Fund is to provide shareholders with high current income exempt from Federal income taxes. The Fund seeks to achieve its objective by investing primarily in a portfolio of medium to lower grade or unrated municipal obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies or instrumentalities and other qualifying issuers, each of which pays interest that, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes ("Municipal Bonds"). The Fund will maintain at least 80% of its assets in Municipal Bonds, except during temporary defensive periods, in a portfolio of obligations with remaining maturities of greater than one year. The Fund at all times, except during temporary defensive periods, will maintain at least 75% of its assets in Municipal Bonds that are rated in any one of the medium and lower rating categories of a nationally recognized statistical rating organization or are unrated but considered by the Investment Adviser to be of comparable quality. In the case of Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's ("S&P") or Fitch IBCA, Inc. ("Fitch"), these ratings are currently Baa (Moody's) or BBB (S&P or Fitch) or lower, respectively. These are fundamental policies of the Fund and, therefore, may not be changed without a vote of a majority of the outstanding shares of the Fund. The Fund presently contemplates that it will not invest more than 25% of its total assets (taken at market value) in Municipal Bonds whose issuers are located in the same state. There can be no assurance that the investment objective of the Fund will be realized.

     The Fund ordinarily does not intend to realize significant interest income that is subject to Federal income taxes. The Fund may invest all or a portion of its assets in certain tax-exempt securities classified as "private activity bonds" (in general, bonds that benefit non-governmental entities) that may subject certain investors in the Fund to a Federal alternative minimum tax.

     The Fund also may invest in securities not issued by or on behalf of a state or territory or by an agency or instrumentality thereof, if the Fund nevertheless believes such securities pay interest or distributions that are exempt from Federal income taxation ("Non-Municipal Tax-Exempt Securities"). Non-Municipal Tax-Exempt Securities may include securities issued by other investment companies that invest in Municipal Bonds, to the extent such investments are permitted by the 1940 Act. Other Non-Municipal Tax-Exempt Securities could include trust certificates or other instruments evidencing interest in one or more long-term Municipal Bonds. Certain Non-Municipal Tax-Exempt Securities may be characterized as derivative instruments. Non-Municipal Tax-Exempt Securities are considered "Municipal Bonds" for purposes of the Fund's investment objective and policies.


     Investment in shares of the Fund offers several potential benefits. The Fund offers investors the opportunity to receive income exempt from Federal income taxes by investing in a professionally managed portfolio of high yielding Municipal Bonds. Additionally, investment research and credit analysis relating to the municipal securities in which the Fund seeks to invest are not readily available. Moreover, many of these securities are not widely traded and the execution of transactions in such securities requires expertise. Consequently, the professional portfolio management that is provided by the Investment Adviser is particularly important in the sector of the municipal securities market in which the Fund invests. The Fund also relieves the investor of the burdensome administrative details involved in managing a portfolio of Municipal Bonds. These benefits are at least partially offset by the expenses involved in operating an investment company. Such expenses primarily consist of the investment advisory and administrative fees and operational costs.

     Investments in lower rated Municipal Bonds generally provide a higher yield and are less affected by interest rate fluctuations than higher rated tax-exempt securities of similar maturity but are subject to greater overall market risk and are also subject to a greater degree of risk with respect to the ability of the issuer to meet its principal and interest obligations. See the Appendix to this Prospectus for a description of Moody's, S&P and Fitch's ratings of Municipal Bonds.


     The Fund seeks to reduce risk through investing in multiple issuers, credit analysis and monitoring of current developments regarding the obligor and trends in both the economy and financial markets. The Investment Adviser will use various means to research the stability and/or potential for improvement of various municipal issuers in connection with the proposed purchase of their securities by the Fund. Evaluation of each Municipal Bond may include the analysis of financial performance, debt structure, economic factors and the administrative structure of the issuer. Additionally, the priority of liens and the overall structure of the particular issue may be factors that will determine suitability for purchase. Further investigation may be performed and may include, among other things, discussions with project management, corporate officers and industry experts as well as site inspections, area analysis, and project and financial projection analysis. All purchases and sales also may be subject to the review of market data, economic projections and the performance of the financial markets. Certain economic indicators also may be monitored. Additionally, the Investment Adviser will vary the average maturity of the Fund's portfolio securities based upon the Investment Adviser's assessment of economic and market conditions.


     The Fund expects that there will be no secondary market for its common stock. Moreover, Merrill Lynch and other selected dealers are prohibited under applicable law from making a market in the Fund's common stock while the Fund is making either a public offering of or a tender offer to purchase its common stock. To the extent a secondary market does develop, however, investors should be aware that the shares of closed-end investment companies frequently trade at a discount from their net asset value. The net asset value of the shares of a closed-end investment company, such as the Fund, which invests primarily in fixed income, tax-exempt securities, changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a fixed income portfolio can be expected to rise. Conversely, when interest rates rise, the value of a fixed income portfolio can be expected to decline.


     The Fund is classified as non-diversified within the meaning of the 1940 Act, which means that the Fund is not limited by such Act in the proportion of its assets that it may invest in securities of a single issuer. However, the Fund's investments will be limited so as to qualify the Fund as a "regulated investment company" for purposes of Federal tax laws. See "Taxes." Requirements for qualification include limiting its investments so that, at the close of each quarter of the taxable year, (i) not more than 25% of the market value of the Fund's total assets will be invested in the securities (other than U.S. Government securities) of a single issuer and (ii) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities (other than U.S. Government securities) of a single issuer. A fund that elects to be classified as "diversified" under the 1940 Act must satisfy the foregoing 5% requirement with respect to 75% of its total assets. To the extent that the Fund assumes large positions in the securities of a small number of issuers, the Fund's net asset value may fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers.

Description of Municipal Bonds


     Municipal Bonds include debt obligations issued to obtain funds for various public purposes, including construction and equipping of a wide range of public facilities, refunding of outstanding obligations and obtaining funds for general operating expenses and loans to other public or private institutions for the construction of facilities. In addition, certain types of private activity bonds ("PABs") are issued by or on behalf of public authorities to finance various privately-operated facilities, including airports, public parks, mass commuting facilities, multifamily housing projects, as well as facilities for water supply, gas, electricity, sewage or solid waste disposal and pollution control facilities. For purposes of this prospectus, such obligations are Municipal Bonds if the interest paid thereon is exempt from Federal income tax, even though such bonds may be industrial development bonds or PABs as discussed below.

     The two principal classifications of Municipal Bonds are "general obligation" bonds and "revenue" or "special obligation" bonds, which latter category includes PABs and, for bonds issued on or before August 15, 1986, industrial development bonds or "IDBs." General obligation bonds are typically secured by the issuer's pledge of faith, credit, and taxing power for the repayment of principal and the payment of interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws, and an entity's credit will depend on many factors, including potential erosion of the tax base due to population declines, natural disasters, declines in the state's industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base, state legislative proposals or voter initiatives to limit ad valorem real property taxes, and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the state's or entity's control. Revenue or special obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as from the user of the facility being financed. PABs are in most cases revenue bonds and generally are not secured by a pledge of the credit or taxing power of the issuer of such bonds. The repayment of the principal and the payment of interest on such bonds depend solely on the ability of the user of the facility financed by the bonds to meet its financial obligations, and the pledge, if any, of real and personal property so financed as security for such payment. Municipal Bonds also may include "moral obligation" bonds, which normally are issued by special purpose public authorities. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of such bonds becomes a moral commitment but not a legal obligation of the state or municipality in question.

     The Fund may purchase Municipal Bonds classified as PABs. Interest received on certain PABs is treated as an item of "tax preference" for purposes of the Federal alternative minimum tax and may impact the overall tax liability of investors in the Fund. There is no limitation on the percentage of the Fund's assets that may be invested in Municipal Bonds the interest on which is treated as an item of "tax preference" for purposes of the Federal alternative minimum tax. See "Taxes."

     Also included within the general category of Municipal Bonds are certificates of participation ("COPs") executed and delivered for the benefit of government authorities or entities to finance the acquisition or construction of equipment, land and/or facilities. The COPs represent participations in a lease, an installment purchase contract or a conditional sales contract (hereinafter collectively called "lease obligations") relating to such equipment, land or facilities. Although lease obligations do not constitute general obligations of the issuer for which the issuer's unlimited taxing power is pledged, a lease obligation is frequently backed by the issuer's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the issuer has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

     Indexed and Inverse Floating Obligations. The Fund may invest in Municipal Bonds (and Non-Municipal Tax-Exempt Securities) yielding a return based on a particular index of value or interest rates. For example, the Fund may invest in Municipal Bonds that pay interest based on an index of Municipal Bond interest rates. The principal amount payable upon maturity of certain Municipal Bonds also may be based on the value of an index. The Fund's return on these types of Municipal Bonds (and Non-Municipal Tax-Exempt Securities) will be subject to risk with respect to the value of the particular index, including reduced or eliminated interest payments and losses of invested principal. The Fund also may invest in so-called "inverse floating obligations" or "residual interest bonds" on which the interest rates typically vary inversely with a short-term floating rate (which may be reset periodically by a dutch auction, a remarketing agent, or by reference to a short-term tax-exempt interest rate index). The Fund may purchase synthetically created inverse floating rate bonds evidenced by custodial or trust receipts. Generally, interest rates on inverse floating rate bonds will decrease when short-term rates increase, and will increase when short-term rates decrease. Such securities have the effect of providing a degree of investment leverage, since they may increase or decrease in value in response to changes in market interest rates at a rate that is a multiple (typically two) of the rate at which fixed-rate, long-term tax-exempt securities increase or decrease in response to such changes. As a result, the market values of such securities will generally be more volatile than the market values of fixed-rate tax-exempt securities. To seek to limit the volatility of these securities, the Fund may purchase inverse floating obligations that have shorter term maturities or that contain limitations on the extent to which the interest rate may vary. The Investment Adviser believes that indexed and inverse floating obligations represent a flexible portfolio management instrument for the Fund that allows the Investment Adviser to vary the degree of investment leverage relatively efficiently under different market conditions.


     Federal tax legislation has limited the types and volume of bonds qualifying for the Federal income tax exemption of interest. As a result, this legislation and legislation that may be enacted in the future may affect the availability of Municipal Bonds for investment by the Fund.

     The Fund may invest a relatively high percentage of its assets in Municipal Bonds issued by entities with a relatively short operating history that may be located in the same geographic area, or that may pay their interest obligations from the revenues derived from similar projects such as hospitals, multi-family housing, nursing homes, continuing care facilities, commercial facilities (including hotels), electric utility systems or industrial companies. This may make the Fund more susceptible to economic, political, or regulatory occurrences affecting similar investments. As the similarity in issuers increases, the potential for fluctuation of the net asset value of shares of the Fund also increases. Therefore, investors should also be aware of the risks which these investments might entail, as discussed below.


     Health Care Revenue Bonds. These securities include Municipal Bonds issued to finance hospitals, nursing homes and continuing care facilities and that are generally secured by the revenues of particular facilities. The ability of the issuers of such securities to meet their obligations is dependent upon, among other things, the revenues, costs and occupancy levels of the subject facilities and the competitive nature of these industries. In addition, a major portion of hospital and nursing home revenues typically is derived from Federal or state programs such as Medicare and Medicaid and from various insurers. Changes in the compensation and reimbursement formulae of these governmental programs or in the rates paid by insurers may reduce revenues available for the payment of principal of or interest on such bonds. New governmental legislation or regulations and other factors, such as the inability to obtain sufficient malpractice insurance, may also adversely affect the revenues or costs of these issuers. Moreover, in the case of life care facilities, since a portion of housing, medical care and other services may be financed by an initial lump sum deposit paid by occupants of the facility, there may be risk if the facility does not maintain adequate financial resources to secure estimated actuarial liabilities.


     A number of legislative proposals concerning health care have been introduced in Congress in recent years or have been reported to be under consideration. These proposals span a wide range of topics, including cost controls, national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums, and promotion of prepaid health care plans. The Fund cannot predict the effect of any of these proposals, if enacted.

     Single Family Housing Bonds and Multifamily Housing Bonds. Single family housing bonds and multifamily housing bonds are obligations of state and local housing authorities that have been issued in connection with a variety of single and multifamily housing projects. Economic developments, including fluctuations in interest rates, increasing construction and operating costs, increasing real estate taxes and declining occupancy rates, and real estate investment risks may have an adverse effect upon the revenues of such projects and such housing authorities. Multifamily housing bonds may be subject to mandatory redemption prior to maturity, including redemption from non-completion of the project or upon receipt of FHA or certain other insurance proceeds. Bonds issued by state or local units or authorities and payable from revenues from single family residential mortgages may be subject to mandatory redemption prior to maturity, including redemption from mortgage loan prepayments and undisbursed bond proceeds reserved for the purpose of purchasing mortgage loans. Housing bonds may also be subject to changes in creditworthiness due to potential weaknesses of mortgage insurance companies providing various policies; fluctuations in the valuation of invested funds and the strengths of banks and other entities that may provide investment agreements; and smaller than expected mortgage portfolios due to the inability to originate mortgages. To the extent the Fund invests in housing bonds issued by an entity or entities located in the same geographic area, the Fund may be subject to the risks associated with the general economy of such area.

     Public Power Revenue Bonds. General problems of the electric utility industry include difficulty in financing large construction programs during an inflationary period; restrictions on operations and increased costs and delays attributable to environmental considerations; the difficulty of the capital markets in absorbing utility debt and equity securities; the availability of fuel for electric generation at reasonable prices, including among other considerations the potential rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal; technical cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive waste; and the effects of energy conservation. Certain of the issuers of these bonds may own or operate nuclear generating facilities. Federal, state and municipal governmental authorities may from time to time review and revise existing requirements and impose additional requirements governing the licensing, construction and operation of nuclear power plants. In addition, the licensing of certain nuclear power plants nearing completion of construction or for which construction is complete has been delayed indefinitely by the refusal of state and local officials to cooperate in emergency planning exercises that are a prerequisite to licensing. Each of the problems referred to above could adversely affect the ability of the issuer of public power revenue bonds to make payments of principal and/or interest on such bonds. Certain municipal utilities or agencies may have entered into contractual arrangements with investor-owned utilities and large industrial users and consequently may be dependent in varying degrees on the performance of such contracts for payment of bond debt service. Also, the enforceability against municipalities of "take-and-pay" and "take-or-pay" contracts which contracts secure bonds issued by other municipal issuers has been successfully challenged in recent years.

     Transportation Revenue Bonds. Bonds in this category include bonds issued for airport facilities, bridges, turnpikes, port facilities, railroad systems, or mass transit systems. Generally, airport facility revenue bonds are payable from and secured by the revenues derived from the ownership and operation of a particular airport. Payment on other transportation bonds is often dependent primarily or solely on revenues from financed facilities, including user fees, charges, tolls and rents. Such revenues may be adversely affected by increased construction and maintenance costs or taxes, decreased use, competition from alternate facilities, scarcity of fuel, reduction or loss of rents or the impact of environmental considerations. Other transportation bonds may be dependent primarily or solely on Federal, state or local assistance including motor fuel and motor vehicle taxes, fees and licenses, and therefore may be subject to fluctuations in such assistance.

     Water and Sewage Revenue Bonds. Bonds in this category include securities issued to finance public water supply, treatment and distribution facilities, and sewage collection, treatment and disposal facilities. Repayment of these bonds is dependent primarily on revenues derived from the billing of residential, commercial and industrial customers for water and sewer services, as well as, in some instances, connection fees and hook-up charges. Such revenue bonds may be adversely affected by the lack of availability of Federal and state grants and by decisions of Federal and state regulatory bodies and courts.

     Solid Waste and Resource Recovery Revenue Bonds. Bonds in this category include securities issued to finance facilities for removal and disposal of solid waste. Repayment of these bonds is dependent on factors that may include revenues from appropriations from a governmental entity, the financial condition of the private project corporation* and revenues derived from the collection of charges for disposal of solid waste. In addition, construction of such facilities may be subject to cost overruns and the actual costs of operating such facilities may exceed the costs anticipated at the time the bonds were issued. Repayment of resource recovery bonds also may be dependent to various degrees on revenues from the sale of electric energy or steam. Bonds in this category may be subject to mandatory redemption in the event of project noncompletion, if the project is rendered uneconomical, if the project fails to meet certain performance criteria, or if it is considered an environmental hazard.

     Pollution Control Facility Revenue Bonds. Bonds in the pollution control facilities category include securities issued on behalf of private corporations including utilities, to provide facilities for the treatment of air, water and solid waste pollution. Repayment of these bonds is dependent upon income from the specified pollution control facility and/or the financial condition of the project corporation. In addition, governmental entities may from time to time impose additional restrictions or regulations that could adversely affect the cost or operation of the facility. The Fund will not acquire more than 5% of the outstanding voting securities of more than one public utility company as defined by the Public Utility Holding Company Act of 1935.

     Educational Facility Revenue Bonds. Educational facility revenue bonds include debt of state and private colleges, universities and systems, and parental and student loan obligations for dormitories, classrooms, libraries, research and training facilities and student aid. The ability of universities and colleges to meet their obligations is dependent on various factors, including the revenues, costs and enrollment levels of the institutions. In addition, their ability may be affected by declines in Federal, state and alumni financial support, fluctuations in interest rates and construction costs, increased maintenance and energy costs, failure or inability to raise tuition or room charges and adverse results of endowment fund investments.

     Tax Increment Bonds. Tax increment bonds are issued to finance various public improvements and redevelopment projects in blighted areas. Interest on such bonds is payable from increases in real property taxes


-------------

* For purposes of the description of users of facilities, all references to "corporations" shall be deemed to include any other nongovernmental person or entity.

attributable to increases in assessed value resulting from the redevelopment of the blighted project area. Repayment risks include, among other things, a reduction in taxable value in the project areas, reduction in tax rates, delinquencies in tax payments or a general shortfall in forecasted tax revenues.


     Commercial Facility Revenue Bonds. The Fund also may invest in bonds for other commercial facilities (including hotels) and industrial enterprises. The viability of such facilities depends on, among other things, general economic factors affecting those industries and affecting those geographic areas in which such facilities are situated, as well as the ability of the individual management of those facilities to maximize earnings and to remain competitive within the service area.

     Private Activity Bonds. PABs are secured primarily by revenues derived from loan repayments or lease payments due from the corporation which may or may not be guaranteed by a parent company or otherwise secured. In view of this, an investor should be aware that repayment of such bonds depends on the revenues of a private corporation and be aware of the risks that such an investment may entail. Continued ability of a corporation to generate sufficient revenues for the payment of principal and interest on such bonds will be affected by many factors including the size of the corporation, capital structure, demand for products or services, competition, general economic conditions, government regulation and the corporation's dependence for revenues on the operation of the particular facility being financed.

     PABs are often issued to provide funds for corporations from the industries described above and, consequently, are subject to similar risks. PABs are also issued to provide funds to industrial companies. Investment in particular industries may expose the Fund to risks associated with such industries.

Other Investment Policies

     The Fund has the authority to invest as much as 25% of its assets in Municipal Bonds in the higher rating categories of nationally recognized statistical rating organizations (ratings of A or higher by Moody's, S&P or Fitch).

     In addition, the Fund may invest in short-term tax-exempt obligations or taxable money market securities (including short-term U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and cash) (such short-term securities or cash will not exceed more than 20% of the Fund's total assets except during interim periods pending investment of the net proceeds of sales of its common stock and temporary defensive periods) when, in the opinion of the Investment Adviser, prevailing market or financial conditions warrant. The Fund does not ordinarily intend to realize significant interest income that is subject to Federal income taxes. Taxable commercial paper must be rated A-1+ through A-3 by S&P, Prime-1 through Prime-3 by Moody's, F-1+ through F-3 by Fitch or have credit characteristics equivalent to such ratings in the opinion of the Investment Adviser. The short-term tax-exempt obligations also will be in the highest rating categories as determined either by Moody's (currently, MIG-1 through MIG-3 for notes and Prime-1 through Prime-3 for commercial paper), S&P (currently, SP-1+ through SP-2 for notes and A-1+ through A-3 for commercial paper), or Fitch (currently, F-1 and F-2 for notes and F-1 for commercial paper). Certificates of deposit must be issued by depository institutions with total assets of at least $1 billion, except that the Fund may invest in certificates of deposit of smaller institutions if such certificates of deposit are Federally insured. See "Appendix -- Ratings of Municipal Bonds."

     The Fund's investments may also include variable rate demand obligations ("VRDOs") and VRDOs in the form of participation interests ("Participating VRDOs") in variable rate tax-exempt obligations held by a financial institution, typically a commercial bank. The VRDOs in which the Fund may invest are tax-exempt obligations, in the opinion of counsel to the issuer, that contain a floating or variable interest rate adjustment formula and an unconditional right of demand on the part of the holder thereof to receive payment of the unpaid principal balance plus accrued interest on a short notice period not to exceed seven days. Participating VRDOs provide the Fund with a specified undivided interest (up to 100%) in the underlying obligation and the right to demand payment of the unpaid principal balance plus accrued interest on the Participating VRDOs from the financial institution on a specified number of days' notice, not to exceed seven days. There is, however, the possibility that because of default or insolvency, the demand feature of VRDOs or Participating VRDOs may not be honored. The Fund has been advised by its counsel that the Fund should be entitled to treat the income received on Participating VRDOs as interest from tax-exempt obligations.

     The Fund also has adopted certain other policies as set forth below:

     Borrowings. The Fund is authorized to borrow money in amounts of up to 33 1/3% of the value of its total assets at the time of such borrowings to finance the purchase of its own shares pursuant to tender offers, if any, or for temporary, extraordinary or emergency purposes. Borrowings by the Fund (commonly known as "leveraging") create an opportunity for greater total return since the Fund will not be required to sell portfolio securities to purchase tendered shares but, at the same time, increase exposure to capital risk. In addition, borrowed funds are subject to interest costs that may offset or exceed the return earned on the borrowed funds.

     When-Issued Securities and Delayed Delivery Transactions. The Fund may purchase or sell Municipal Bonds on a delayed delivery basis or when-issued basis at fixed purchase or sale terms. These transactions arise when securities are purchased or sold by the Fund with payment and delivery taking place in the future. The purchase will be recorded on the date the Fund enters into the commitment and the value of the obligation will thereafter be reflected in the calculation of the Fund's net asset value. The value of the obligation on the delivery date may be more or less than its purchase price. A separate account of the Fund will be established with its custodian consisting of cash, cash equivalents or liquid securities having a market value at all times at least equal to the amount of the forward commitment.

     Call Rights. The Fund may purchase a Municipal Bond issuer's right to call all or a portion of such Municipal Bond for mandatory tender for purchase (a "Call Right"). A holder of a Call Right may exercise such right to require a mandatory tender for the purchase of related Municipal Bonds, subject to certain conditions. A Call Right that is not exercised prior to the maturity of the related Municipal Bond will expire without value. The economic effect of holding both the Call Right and the related Municipal Bond is identical to holding a Municipal Bond as a non-callable security.

     Repurchase Agreements. The Fund may invest in securities pursuant to repurchase agreements. Repurchase agreements may be entered into only with a member bank of the Federal Reserve System or a primary dealer in U.S. Government securities or an affiliate thereof. Under such agreements, the seller agrees, upon entering into the contract, to repurchase the security at a mutually agreed upon time and price, thereby determining the yield during the term of the agreement. This results in a fixed rate of return insulated from market fluctuations during such period. The Fund may not invest in repurchase agreements maturing in more than seven days if such investments, together with all other illiquid investments, would exceed 15% of the Fund's net assets. In the event of default by the seller under a repurchase agreement, the Fund may suffer time delays and incur costs or possible losses in connection with the disposal of the underlying securities. In general, for Federal income tax purposes, repurchase agreements are treated as collateralized loans secured by the securities "sold." Therefore, amounts earned under such agreements will not be considered tax-exempt interest.

     Options and Futures Transactions


     The Fund may hedge all or a portion of its portfolio investments against fluctuations in interest rates through the use of options and certain financial futures contracts and options thereon. While the Fund's use of hedging strategies is intended to reduce the volatility of the net asset value of Fund shares, the Fund's net asset value will fluctuate. There can be no assurance that the Fund's hedging transactions will be effective. Furthermore, the Fund engages in hedging activities from time to time and may not necessarily be engaging in hedging activities when movements in interest rates occur. The Fund has no obligation to enter into hedging transactions and may not do so.


     Gains from transactions in options and futures contracts distributed to shareholders are taxable as ordinary income or, in certain circumstances, as long-term capital gains to shareholders. See "Taxes -- Tax Treatment of Options and Futures Transactions."

     The following is a description of the options and futures transactions in which the Fund may engage, limitations on the use of such transactions and risks associated therewith. The investment policies with respect to the hedging transactions of the Fund are not fundamental policies and may be modified by the Board of Directors of the Fund without the approval of the Fund's shareholders.

     Writing Covered Call Options. The Fund may write (i.e., sell) covered call options with respect to Municipal Bonds it owns, thereby giving the holder of the option the right to buy the underlying security covered by the option from the Fund at the stated exercise price until the option expires. The Fund writes only covered options, which means that so long as the Fund is obligated as the writer of a call option, it will own the underlying securities subject to the option. The Fund may not write covered call options on underlying securities in an amount exceeding 15% of the market value of its total assets.

     The Fund receives a premium from writing a call option that increases the Fund's return on the underlying security in the event the option expires unexercised or is closed out at a profit. By writing a call, the Fund limits its opportunity to profit from an increase in the market value of the underlying security above the exercise price of the option for as long as the Fund's obligation as a writer continues. Covered call options serve as a partial hedge against a decline in the price of the underlying security. The Fund may engage in closing transactions in order to terminate outstanding options that it has written.


     Purchase of Options. The Fund may purchase put options in connection with its hedging activities. By buying a put the Fund has a right to sell the underlying security at the exercise price, thus limiting the Fund's risk of loss through a decline in the market value of the security until the put expires. The amount of any appreciation in the value of the underlying security will be partially offset by the amount of the premium paid for the put option and any related transaction costs. Prior to its expiration, a put option may be sold in a closing sale transaction; profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the put option plus the related transaction costs. A closing sale transaction cancels out the Fund's position as the purchaser of an option by means of an offsetting sale of an identical option prior to the expiration of the option it has purchased. In certain circumstances, the Fund may purchase call options on securities held in its portfolio on which it has written call options or on securities that it intends to purchase. The Fund will not purchase options on securities if, as a result of such purchase, the aggregate cost of all outstanding options on securities held by the Fund would exceed 5% of the market value of the Fund's total assets.


     Financial Futures Contracts and Options. The Fund is authorized to purchase and sell certain financial futures contracts and options thereon solely for the purpose of hedging its investments in Municipal Bonds against declines in value and to hedge against increases in the cost of securities it intends to purchase. A financial futures contract obligates the seller of a contract to deliver and the purchaser of a contract to take delivery of the type of financial instrument covered by the contract, or in the case of index-based futures contracts to make and accept a cash settlement, at a specific future time for a specified price. A sale of financial futures contracts may provide a hedge against a decline in the value of portfolio securities because such depreciation may be offset, in whole or in part, by an increase in the value of the position in the financial futures contracts. A purchase of financial futures contracts may provide a hedge against an increase in the cost of securities intended to be purchased, because such appreciation may be offset, in whole or in part, by an increase in the value of the position in the futures contracts.

     The purchase or sale of a futures contract differs from the purchase or sale of a security in that no price or premium is paid or received. Instead, an amount of cash or U.S. Treasury bills equal to approximately 5% of the contract amount must be deposited with the broker. This amount is known as initial margin. Subsequent payments to and from the broker, called variation margin, are made on a daily basis as the price of the futures contract fluctuates making the long and short positions in the futures contract more or less valuable.

     The Fund may purchase and sell financial futures contracts based on The Bond Buyer Municipal Bond Index, a price-weighted measure of the market value of 40 large recently issued tax-exempt bonds, and purchase and sell put and call options on such futures contracts for the purpose of hedging Municipal Bonds that the Fund holds or anticipates purchasing against adverse changes in interest rates. The Fund also may purchase and sell financial futures contracts on U.S. Government securities and purchase and sell put and call options on such futures contracts for such hedging purposes. With respect to U.S. Government securities, currently there are financial futures contracts based on long-term U.S. Treasury bonds, Treasury notes, GNMA Certificates and three-month U.S. Treasury bills.

     Subject to policies adopted by the Directors, the Fund also may engage in transactions in other financial futures contracts transactions and options thereon, such as financial futures contracts or options on other municipal bond indices that may become available if the Investment Adviser and the Directors of the Fund should determine that there is normally a sufficient correlation between the prices of such futures contracts and the Municipal Bonds in which the Fund invests to make such hedging appropriate.

     Over-the-Counter Options. The Fund may engage in options and futures transactions on exchanges and in the over-the-counter markets. In general, exchange-traded contracts are third-party contracts (i.e., performance of the parties' obligations is guaranteed by an exchange or clearing corporation) with standardized strike prices and expiration dates. Over-the-counter options ("OTC options") transactions are two-party contracts with price and terms negotiated by the buyer and seller. See "Restrictions on OTC Options" below for information as to restrictions on the use of OTC options.


     Restrictions on OTC Options. The Fund engages in OTC options only with member banks of the Federal Reserve System and primary dealers in U.S. Government securities or with affiliates of such banks or dealers that have capital of at least $50 million or whose obligations are guaranteed by an entity having capital of at least $50 million. OTC options and assets used to cover OTC options written by the Fund may be considered to be illiquid. The illiquidity of such options or assets may prevent a successful sale of such options or assets, result in a delay of sale, or reduce the amount of proceeds that might otherwise be realized.


     Risk Factors in Options and Futures Transactions. Utilization of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts and movements in the price of the security that is the subject of the hedge. If the price of the futures contract moves more or less than the price of the security that is the subject of the hedge, the Fund will experience a gain or loss that will not be completely offset by movements in the price of such security. There is a risk of imperfect correlation where the securities underlying futures contracts have different maturities, ratings, geographic compositions or other characteristics than the security being hedged. In addition, the correlation may be affected by additions to or deletions from the index that serves as a basis for a financial futures contract. Finally, in the case of futures contracts on U.S. Government securities and options on such futures contracts, the anticipated correlation of price movements between the U.S. Government securities underlying the futures or options and Municipal Bonds may be adversely affected by economic, political, legislative or other developments which have a disparate impact on the respective markets for such securities.


      Under regulations of the Commodity Futures Trading Commission (the "CFTC"), the futures trading activities described herein will not result in the Fund being deemed a "commodity pool," as defined under such regulations, provided that the Fund adheres to certain restrictions. In particular, the Fund may purchase and sell futures contracts and options thereon (i) for bona fide hedging purposes, without regard to the percentage of the Fund's assets committed to margin and option premiums and (ii) for non-hedging purposes if, immediately thereafter, the sum of the amount of initial margin deposits on the Fund's existing futures position and premiums paid for outstanding options would exceed 5% of the market value of the liquidation value of the Fund's portfolio, after taking into account unrealized profits and unrealized losses on any such transactions. Margin deposits may consist of cash or securities acceptable to the broker and the relevant contract market.

     When the Fund purchases a futures contract, or writes a put option or purchases a call option thereon, it will maintain an amount of cash, cash equivalents (e.g., commercial paper and daily tender adjustable notes) or short-term high-grade fixed-income securities in a segregated account with the Fund's custodian, so that the amount so segregated plus the amount of initial and variation margin held in the account of its broker equals the market value of the futures contract, thereby ensuring that the use of such futures contract is unleveraged.


     Although certain risks are involved in options and futures transactions, the Investment Adviser believes that, because the Fund engages in options and futures transactions only for hedging purposes, the options and futures portfolio strategies of the Fund do not subject the Fund to certain risks frequently associated with speculation in options and futures transactions.

     The volume of trading in the exchange markets with respect to Municipal Bond options may be limited, and it is impossible to predict the amount of trading interest that may exist in such options. In addition, there can be no assurance that viable exchange markets will continue.

     The Fund intends to enter into options and futures transactions, on an exchange or in the over-the-counter market, only if there appears to be a liquid secondary market for such options or futures or, in the case of OTC options, the Investment Adviser believes the Fund can receive on each business day at least two independent bids or offers. There can be no assurance, however, that a liquid secondary market will exist at any specific time. Thus, it may not be possible to close an options or futures transaction. The inability to close options and futures positions also could have an adverse impact on the Fund's ability to effectively hedge its portfolio. There is also the risk of loss by the Fund of margin deposits or collateral in the event of bankruptcy of a broker with whom the Fund has an open position in an options or futures contract.

     The liquidity of a secondary market in a futures contract may be adversely affected by "daily price fluctuation limits" established by commodity exchanges which limit the amount of fluctuation in a futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days.

     If it is not possible to close a financial futures position entered into by the Fund, the Fund would continue to be required to make daily cash payments of variation margin in the event of adverse price movements. In such a situation, if the Fund has insufficient cash, it may have to sell portfolio securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so.


     The successful use of these transactions also depends on the ability of the Investment Adviser to forecast correctly the direction and extent of interest rate movements within a given time frame. To the extent these rates remain stable during the period in which a futures contract is held by the Fund or move in a direction opposite to that anticipated, the Fund may realize a loss on the hedging transaction that is not fully or partially offset by an increase in the value of portfolio securities. As a result, the Fund's total return for such period may be less than if it had not engaged in the hedging transaction. Furthermore, the Fund only engages in hedging transactions from time to time and may not necessarily be engaging in hedging transactions when movements in interest rates occur.



                             INVESTMENT RESTRICTIONS


     The following are fundamental investment restrictions of the Fund and may not be changed without the approval of the holders of a majority of the Fund's outstanding voting securities (which for this purpose and under the 1940 Act means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares). The Fund may not:

           1. Make investments for the purpose of exercising control or management.

           2. Purchase securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization, or by purchase in the open market of securities of closed-end investment companies where no underwriter's or dealer's commission or profit, other than customary broker's commission, is involved and only if immediately thereafter not more than 10% of the Fund's total assets would be invested in such securities.

           3. Purchase or sell real estate, commodities or commodity contracts; provided that the Fund may invest in securities secured by real estate or interests therein or issued by companies which invest in real estate or interests therein and the Fund may purchase and sell financial futures contracts and options thereon.

           4. Issue senior securities or borrow money, except as permitted by
      Section 18 of the 1940 Act.

           5. Underwrite securities of other issuers except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in selling portfolio securities.

           6. Make loans to other persons except that the Fund may purchase Municipal Bonds and other debt securities and enter into repurchase agreements in accordance with its investment objective, policies and limitations.

           7. Purchase any securities on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities (the deposit or payment by the Fund of initial or variation margin in connection with financial futures contracts and options thereon is not considered the purchase of a security on margin).


           8. Make short sales of securities or maintain a short position or invest in put, call, straddle or spread options, except that the Fund may write, purchase and sell options and futures on Municipal Bonds, U.S. Government obligations and related indices or otherwise in connection with bona fide hedging activities.

           9. Invest more than 25% of its total assets (taken at market value at the time of each investment) in securities of issuers in a single industry. (For the purposes of this restriction, tax-exempt securities issued by states, municipalities and their political subdivisions are not considered to be part of any industry.)


     Additional investment restrictions adopted by the Fund, that may be changed by the Board of Directors without shareholder approval, provide that the Fund may not:

           a. Invest more than 25% of its total assets (taken at market value at the time of each investment) in the Municipal Bonds of any one state.

           b. Mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund except as may be necessary in connection with borrowings mentioned in (4) above or except as may be necessary in connection with transactions in financial futures contracts and options thereon.


     If a percentage restriction on investment policies or the investment or use of assets set forth above is adhered to at the time a transaction is effected, later changes in percentage resulting from changing values will not be considered a violation.


     The Investment Adviser and Merrill Lynch share a common parent, Merrill Lynch & Co., Inc. ("ML & Co."). Because of the affiliation of Merrill Lynch with the Investment Adviser, the Fund is prohibited from engaging in certain transactions involving Merrill Lynch except pursuant to an exemptive order or otherwise in compliance with the provisions of the 1940 Act and the rules and regulations thereunder. Included among such restricted transactions will be purchases from or sales to Merrill Lynch of securities in transactions in which it acts as principal. An exemptive order has been obtained that permits the Fund to effect principal transactions with Merrill Lynch in high quality, short-term, tax-exempt securities subject to conditions set forth in such order. The Fund may consider in the future requesting an order permitting other principal transactions with Merrill Lynch, but there can be no assurance that such application will be made and, if made, that such order would be granted. See "Portfolio Transactions."



                               PURCHASE OF SHARES

     The Distributor, an affiliate of both the Investment Adviser and Merrill Lynch, acts as the distributor of shares of common stock of the Fund. The Fund is engaged in a continuous offering of its shares on a best efforts basis through the Distributor and other selected securities dealers that have entered into agreements with the Distributor, including Merrill Lynch. Shares of the Fund may be purchased from the Distributor or selected dealers, including Merrill Lynch, or by mailing a purchase order directly to the Transfer Agent. The minimum initial purchase is $1,000 and the minimum subsequent purchase is $50. The Fund reserves the right to waive or modify the initial and subsequent minimum investment requirements at any time.

     To permit the Fund to invest the net proceeds from the sale of its shares of common stock in an orderly manner, the Fund may, from time to time, suspend the sale of its shares of common stock, except for sales to existing holders of common stock and dividend reinvestments.

     Due to the administrative complexities associated with the continuous offering, administrative errors may result in the Distributor or an affiliate inadvertently acquiring nominal numbers (in no event in excess of 5% of the shares of common stock) of shares of common stock that it may wish to resell. Such shares of common stock are not subject to any investment restriction and may be resold pursuant to this Prospectus.


     The Fund offers its shares at a public offering price equal to the next determined net asset value per share without a front-end sales charge. The applicable offering price for purchase orders is based on the net asset value of the Fund next determined after receipt of the purchase order by the Distributor. As to purchase orders received by securities dealers prior to the close of business on the New York Stock Exchange (the "NYSE") (generally, the NYSE closes at 4:00 p.m., Eastern time), which includes orders received after the close of business on the previous day, the applicable offering price is based on the net asset value determined after the close of business on the NYSE on that day provided the Distributor in turn receives the order from the securities dealer prior to 30 minutes after the close of business on the NYSE on that day. If the purchase orders are not received by the Distributor prior to 30 minutes after the close of business on the NYSE on that day, such orders are deemed received on the next business day. Any order may be rejected by the Distributor or the Fund. The Fund or the Distributor may suspend the continuous offering of the Fund's shares to the general public at any time in response to conditions in the securities markets or otherwise and may thereafter resume such offering from time to time. Neither the Distributor nor the dealers are permitted to withhold placing orders to benefit themselves by a price change. The Distributor is required to advise the Fund promptly of all purchase orders and cause payments for shares of common stock to be delivered promptly to the Fund. Merrill Lynch charges its customers a processing fee (presently $5.35) to confirm a purchase of shares by such customers. Purchases made directly through the Fund's Transfer Agent are not subject to the processing fee.

     The Distributor compensates Merrill Lynch and other selected dealers at a rate of 3.0% of amounts purchased. In addition, the Distributor compensates Merrill Lynch and such dealers at an annual rate equal to 0.25% of the value of Fund shares that remain outstanding after one year from the date of their original purchase sold by Merrill Lynch and such dealers. The payments made by the Distributor will be made from its own assets and will not be an expense borne by the Fund, although the Distributor may recover some of these payments by imposing an early withdrawal charge (as described below) against shareholders who tender shares owned less than three years. See "Early Withdrawal Charge." Total compensation paid to Merrill Lynch, other selected dealers and the Distributor, including the compensation paid at the time of purchase, the 0.25% annual payments mentioned above and the early withdrawal charge, if any, will not exceed the applicable limit (presently, 8%), as determined from time to time by the National Association of Securities Dealers, Inc. For the fiscal years ended August 31, 1997, 1998 and 1999 the Distributor paid approximately $689,503, $1,102,026 and $406,489 respectively, to Merrill Lynch in connection with the sale of shares of common stock of the Fund.


     Upon the transfer of shares out of a Merrill Lynch brokerage account, an investment account in the transferring shareholder's name will be opened automatically, without charge, at the Fund's transfer agent, dividend disbursing agent and shareholder servicing agent. Shareholders should be aware that it may not be possible to transfer their shares from Merrill Lynch to another brokerage firm or financial institution unless such brokerage firm or financial institution has entered into an agreement with Merrill Lynch. Shareholders interested in transferring their brokerage accounts from Merrill Lynch and who do not wish to have an account maintained for such shares at the transfer agent must tender the shares for repurchase by the Fund as described under "Tender Offers" so that the cash proceeds can be transferred to the account at the new firm.

                                  TENDER OFFERS

     In recognition of the possibility that a secondary market for the Fund's shares will not exist, the Fund takes certain actions that provide liquidity to shareholders. Since the Fund's inception, it has made tender offers to purchase its shares of common stock from all beneficial holders at a price per share equal to the net asset value per share determined at the close of business on the day an offer terminates. Commencing with the second quarter of Fund operations, the Board of Directors has considered making tender offers on a quarterly basis, and the Board of Directors intends to continue this practice. There can be no assurance, however, that the Board of Directors will undertake the making of any tender offer. Subject to the Fund's investment restriction with respect to borrowings, the Fund may borrow money to finance the repurchase of shares pursuant to any tender offers. See "Investment Restrictions."

     The Fund expects that ordinarily there will be no secondary market for the Fund's common stock and that periodic tenders will be the only source of liquidity for Fund shareholders. Nevertheless, if a secondary market develops for the common stock of the Fund, the market price of the shares may vary from net asset value from time to time. Such variance may be affected by, among other factors, relative demand and supply of shares and the performance of the Fund, especially as it affects the yield on and net asset value of the common stock of the Fund. A tender offer for shares of common stock of the Fund at net asset value is expected to reduce any spread between net asset value and market price that may otherwise develop. However, there can be no assurance that such action would result in the Fund's common stock trading at a price that equals or approximates net asset value.

     Although the Board of Directors believes that the tender offers generally are beneficial to shareholders, the acquisition of shares of common stock by the Fund will decrease the total assets of the Fund. Tender offers are therefore likely to increase the Fund's expense ratio (assuming such acquisition is not offset by the issuance of additional shares of common stock). Furthermore, if the Fund borrows to finance the making of tender offers, interest on such borrowing will reduce the Fund's net investment income.

     It is the Board's announced policy, which may be changed by the Board, not to purchase shares pursuant to a tender offer if (1) such purchases would impair the Fund's status as a regulated investment company under the Federal tax laws (which would make the Fund a taxable entity, causing the Fund's income to be taxed at the corporate level in addition to the taxation of shareholders who receive dividends from the Fund); (2) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to purchase common stock tendered pursuant to the tender offer; or (3) there is, in the Board's judgment, any (a) legal action or proceeding instituted or threatened challenging the tender offer or otherwise materially adversely affecting the Fund, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, that is material to the Fund,
(c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, or (e) other event or condition that would have a material adverse effect on the Fund or its shareholders if shares of common stock tendered pursuant to the tender offer were purchased. Thus, there can be no assurance that the Board will proceed with any tender offer. The Board of Directors may modify these conditions in light of circumstances existing at the time. If the Board of Directors determines to purchase the Fund's shares of common stock pursuant to a tender offer, such purchases could reduce significantly the asset coverage of any borrowing or outstanding senior securities. The Fund may not purchase shares of common stock to the extent such purchases would result in the asset coverage with respect to such borrowing or senior securities being reduced below the asset coverage requirement set forth in the 1940 Act. Accordingly, in order to purchase all shares of common stock tendered, the Fund may have to repay all or part of any then outstanding borrowing or redeem all or part of any then outstanding senior securities to maintain the required asset coverage. See "Other Investment Policies--Leverage." In addition, the amount of shares of common stock for which the Fund makes any particular tender offer may be limited for the reasons set forth above or in respect of other concerns related to liquidity of the Fund's portfolio.

     In the event that circumstances arise under which the Fund does not conduct the tender offers regularly, the Board of Directors will consider alternate means of providing liquidity for shareholders. Such action would include evaluating any secondary market that then exists for the common stock and determining whether it provides liquidity for shareholders. If the Board of Directors determines that such market, if any, fails to provide liquidity for the shareholders, the Board plans to consider alternative means of providing liquidity. Among the alternatives that the Board of Directors may consider is listing of the Fund's common stock on a major domestic stock exchange or on the Nasdaq National Market. The Board of Directors also may consider causing the Fund to repurchase its shares from time to time in open-market or private transactions when it can do so on terms that represent a favorable investment opportunity. In any event, the Board of Directors plans to cause the Fund to take whatever action it deems necessary or appropriate to provide liquidity for shareholders in light of the facts and circumstances existing at such time.

     Consummating a tender offer may require the Fund to liquidate portfolio securities, and realize gains or losses, at a time when the Investment Adviser would otherwise consider it disadvantageous to do so.


     Each tender offer is made and shareholders notified in accordance with the requirements of the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act, either by publication or mailing or both. The offering documents contain information prescribed by such laws and the rules and regulations promulgated thereunder. The repurchase of tendered shares by the Fund is a taxable event. See "Taxes." The Fund pays all costs and expenses associated with making any tender offer. An early withdrawal charge (as described below) is imposed on most shares accepted for tender that have been held for less than three years. See "Early Withdrawal Charge." In addition, Merrill Lynch charges its customers a processing fee (presently, $5.35) to confirm a repurchase of shares from such customers pursuant to a tender offer. Tenders made directly through the Transfer Agent are not subject to the processing fee.


                             EARLY WITHDRAWAL CHARGE


     An early withdrawal charge to recover distribution expenses incurred by the Distributor is charged against the shareholder's investment account and paid to the Distributor in connection with most shares of common stock held for less than three years that are repurchased pursuant to a tender offer. The early withdrawal charge is imposed on those shares of common stock accepted for tender based on an amount equal to the lesser of the then current net asset value or the cost of the shares. Accordingly, the early withdrawal charge is not imposed on increases in the net asset value above the initial purchase price. In addition, the early withdrawal charge is not imposed on shares acquired by reinvesting dividends or capital gains distributions. The early withdrawal charge imposed varies depending on the length of time the common stock has been owned since purchase (separate purchases shall not be aggregated for these purposes), as set forth in the following table:


Year of Repurchase After Purchase                 Early Withdrawal Charge
---------------------------------                 -----------------------
First ...........................................          3.0%
Second ..........................................          2.0%
Third ...........................................          1.0%
Fourth and following ............................            0%

     In determining whether an early withdrawal charge is applicable to a tender of shares of common stock, the calculation is determined in the manner that results in the lowest possible amount being charged. It is assumed that the shareholder first tenders shares held for over three years and shares acquired by reinvesting dividends or distributions, followed by shares of common stock held longest during the three-year period. The Fund waives the early withdrawal charge on shares tendered following the death of all beneficial owners of such shares, provided the shares are tendered within one year of death (a death certificate and other applicable documents may be required). At the time of tender, the record or succeeding beneficial owner must notify the Transfer Agent either directly or indirectly through the Distributor that the early withdrawal charge should be waived. Upon confirmation of the owner's entitlement, the waiver will be granted; otherwise, the waiver will be lost.


Example:

     Assume an investor purchased 1,000 shares of common stock (at a cost of $10,000). Two years after purchase, the net asset value per share is $12.00 and, during the two year period, the investor has acquired 100 additional shares by reinvesting dividends. If the investor first tenders 500 shares at this time (proceeds of $6,000), 100 shares will not be subject to the early withdrawal charge because they were acquired by reinvesting dividends. With respect to the remaining 400 shares tendered, the early withdrawal charge is applied only to the original cost of $10 per share (and not to the increase in net asset value of $2.00 per share). Therefore, $4,000 of the $6,000 redemption proceeds will be charged at a rate of 2.0% (the applicable rate in the second year after purchase).


     For the fiscal years ended August 31, 1997, 1998 and 1999, the amount of early withdrawal charges paid to the Distributor amounted to $44,647, $50,316 and $81,349, respectively.



                             DIRECTORS AND OFFICERS

     Information about the Directors, executive officers and the portfolio managers of the Fund, including their ages and their principal occupations for at least the last five years is set forth below. Unless otherwise noted, the address of each portfolio manager and of each Director and executive officer is P.O. Box 9011, Princeton, New Jersey 08543-9011.


     TERRY K. GLENN (59) -- President and Director(1)(2) -- Executive Vice President of the Investment Adviser and Fund Asset Management, L.P. ("FAM") (which terms, as used herein, include their corporate predecessors) since 1983; Executive Vice President and Director of Princeton Services, Inc. ("Princeton Services") since 1993; President of Princeton Funds Distributor, Inc. ("PFD") since 1986 and Director thereof since 1991; President of Princeton Administrators, L.P. since 1988.

     RONALD W. FORBES (59) -- Director(2) -- 1400 Washington Avenue, Albany, New York 12222. Professor of Finance, School of Business, State University of New York at Albany since 1989; Consultant, Urban Institute, Washington, D.C. since 1995.

     CYNTHIA A. MONTGOMERY (47) -- Director(2) -- Harvard Business School, Soldiers Field Road, Boston, Massachusetts 02163. Professor, Harvard Business School since 1989; Associate Professor, J.L. Kellogg Graduate School of Management, Northwestern University from 1985 to 1989; Assistant Professor, Graduate School of Business Administration, The University of Michigan from 1979 to 1985; Director, UNUM Provident Corporation since 1990 and Director of Newell Rubbermaid Co. since 1995.

     CHARLES C. REILLY (68) -- Director(2) -- 9 Hampton Harbor Road, Hampton Bays, New York 11946. Self-employed financial consultant since 1990; President and Chief Investment Officer of Verus Capital, Inc. from 1979 to 1990; Senior Vice President of Arnhold and S. Bleichroeder, Inc. from 1973 to 1990; Adjunct Professor, Columbia University Graduate School of Business from 1990 to 1991; Adjunct Professor, Wharton School, The University of Pennsylvania from 1989 to 1990; Partner, Small Cities Cable Television from 1986 to 1997.

     KEVIN A. RYAN (67) -- Director(2) -- 127 Commonwealth Avenue, Chestnut Hill, Massachusetts 02167. Founder and Director Emeritus of The Boston University Center for the Advancement of Ethics and Character and Director thereof until 1999; Currently Professor Emeritus of Education at Boston University and Professor thereof from 1982 to 1999; formerly taught on the faculties of The University of Chicago, Stanford University and Ohio State University.

     RICHARD R. WEST (61) -- Director(2) -- Box 604, Genoa, Nevada 89411. Professor of Finance since 1984, and Dean from 1984 to 1993, and currently Dean Emeritus of New York University, Leonard N. Stern School of Business Administration; Director of Bowne & Co., Inc., Vornado Realty Trust, Inc., Vornado Operating Company and Alexander's Inc.

     ARTHUR ZEIKEL (67) -- Director(1)(2) -- Chairman of the Investment Adviser and FAM from 1997 to 1999; President of the Investment Adviser and FAM from 1977 to 1997; Chairman of Princeton Services from 1993 to 1999 and President thereof from 1993 to 1997; Executive Vice President of ML & Co. from 1990 to 1999.

     VINCENT R. GIORDANO (55) -- Senior Vice President(1)(2) -- Senior Vice President of the Investment Adviser and FAM since 1984; Senior Vice President of Princeton Services since 1993.

     DONALD C. BURKE (38) -- Vice President and Treasurer(1)(2) -- Senior Vice President and Treasurer of the Investment Adviser and FAM since 1999; Senior Vice President and Treasurer of Princeton Services since 1999; Vice President of PFD since 1999; First Vice President of the Investment Adviser from 1997 to 1999; Vice President of the Investment Adviser from 1990 to 1997; Director of Taxation of the Investment Adviser since 1990.

     KENNETH A. JACOB (48) -- Vice President(1)(2) -- First Vice President of the Investment Adviser since 1997; Vice President of the Investment Adviser from 1984 to 1997.

     THEODORE R. JAECKEL, JR. (40) -- Vice President and Portfolio Manager(1)(2) -- Director (Municipal Tax-Exempt Fund Management) of the Investment Adviser since 1997; Vice President of the Investment Adviser since 1991.

     JOHN M. LOFFREDO, CFA (35) -- Vice President and Portfolio Manager(1)(2) -- First Vice President of the Investment Adviser since 1997; Vice President of the Investment Adviser from 1991 to 1997.

     WILLIAM E. ZITELLI, JR. (31) -- Secretary(1)(2) -- Attorney associated with the Investment Adviser since 1998; Attorney associated with Pepper Hamilton LLP from 1997 to 1998; Attorney associated with Reboul, MacMurray, Hewitt, Maynard and Kristol from 1994 to 1997.

     At October 1, 1999, the Directors and officers of the Fund as a group (13 persons) owned an aggregate of less than 1% of the outstanding common stock of the Fund. At such date, Mr. Glenn, an officer and Director of the Fund, and the other officers of the Fund, owned less than 1% of the outstanding shares of common stock of ML & Co.



------------
(1)  Interested person, as defined in the 1940 Act, of the Fund.

(2) Such Director or officer is a director, trustee, officer or member of the advisory board of certain other investment companies for which the Investment Adviser or FAM acts as investment adviser.

Compensation of Directors


     Pursuant to an Investment Advisory Agreement with the Fund, the Investment Adviser pays all compensation of officers and employees of the Fund as well as the fees of all Directors who are affiliated persons of ML & Co. or its subsidiaries. The Fund pays each Director not affiliated with the Investment Adviser (each a "non-interested Director") a fee of $3,000 per year plus $300 per meeting attended and pays all Director's actual out-of-pocket expenses relating to attendance at meetings. The Fund also pays members of the Board's Audit and Nominating Committee (the "Committee"), which consists of all of the non-interested Directors, an annual fee of $900. The Chairman of the Committee receives an additional annual fee of $1,000. For the fiscal year ended August 31, 1999, fees and expenses paid to the non-interested Directors that were allocated to the Fund aggregated $27,231.

     The following table sets forth the compensation earned by non-interested Directors from the Fund for the fiscal year ended August 31, 1999 and, for the calendar year ended December 31, 1998, the aggregate compensation paid by all registered investment companies advised by the Investment Adviser and its affiliate, FAM ("MLAM/FAM Advised Funds") to the non-interested Directors.


                                                                                                 Aggregate
                                                                                               Compensation
                                                                                               From Fund and
                                                                    Pension or Retirement    MLAM/FAM Advised
                                                   Compensation   Benefits Accrued As Part     Funds Paid To
Name of Director                                     From Fund         of Fund Expense         Directors (1)
---------------                                    ------------   ------------------------   -------------------
Ronald W. Forbes .................................    $4,800                 None                 $192,567
Cynthia A. Montgomery ............................    $4,800                 None                 $192,567
Charles C. Reilly ................................    $5,800                 None                 $362,858
Kevin A. Ryan ....................................    $4,800                 None                 $192,567
Richard R. West ..................................    $4,800                 None                 $346,125

-------------
(1) The Directors serve on the Boards of other MLAM/FAM Advised Funds as follows: Mr. Forbes (42 registered investment companies consisting of 55 portfolios); Ms. Montgomery (42 registered investment companies consisting of 55 portfolios); Mr. Reilly (60 registered investment companies consisting of 73 portfolios); Mr. Ryan (42 registered investment companies consisting of 55 portfolios); and Mr. West (62 registered investment companies consisting of 86 portfolios).


               INVESTMENT ADVISORY AND ADMINISTRATIVE ARRANGEMENTS


     The Investment Adviser, which is owned and controlled by ML & Co., a financial services holding company and the parent of Merrill Lynch, provides the Fund with investment advisory and administrative services. The Asset Management Group of ML & Co. (which includes the Investment Adviser) acts as the investment adviser to more than 100 registered investment companies and offers portfolio management services to individuals and institutional accounts. As of September 1999, the Asset Management Group had a total of approximately $514.2 billion in investment company and other portfolio assets under management (approximately $38.5 billion of which were invested in municipal securities). This amount includes assets managed for certain affiliates of the Investment Adviser. The Investment Adviser is a limited partnership, the partners of which are ML & Co. and Princeton Services, Inc. The principal business address of the Investment Adviser is 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

     The Fund's Investment Advisory Agreement provides that, subject to the direction of the Board of Directors of the Fund, the Investment Adviser is responsible for the actual management of the Fund's portfolio. The responsibility for making decisions to buy, sell or hold a particular security rests with the Investment Adviser, subject to review by the Board of Directors.

     The Investment Adviser provides the portfolio management for the Fund. Such portfolio management will consider analyses from various sources (including brokerage firms with which the Fund does business), make the necessary investment decisions, and place orders for transactions accordingly. The Investment Adviser also will be responsible for the performance of certain management services for the Fund. Theodore R. Jaeckel, Jr. and John M. Loffredo, CFA serve as the portfolio managers of the Fund and are primarily responsible for the Fund's day-to-day management.

     For investment advisory services, the Fund pays the Investment Adviser a monthly fee at an annual rate of 0.95% of the Fund's average daily net assets (i.e., the average daily value of the total assets of the Fund, minus the sum of accrued liabilities of the Fund and accumulated dividends on the shares of preferred stock, if any). For purposes of this calculation, average daily net assets are determined at the end of each month on the basis of the average net assets of the Fund for each day during the month.

     Under the terms of an Administration Agreement with the Fund, the Investment Adviser performs or arranges for the performance of the administrative services (i.e., services other than investment advice and related portfolio activities) necessary for the operation of the Fund, including paying all compensation of and furnishing office space for officers and employees of the Fund connected with investment and economic research, trading and investment management of the Fund, as well as the compensation of all Directors of the Fund who are affiliated persons of ML & Co. or its subsidiaries.


     For administrative services, the Fund pays the Investment Adviser a monthly fee at an annual rate of 0.25% of the Fund's average daily net assets determined in the same manner as the fee payable by the Fund under the Investment Advisory Agreement. The combined advisory and administration fees are greater than the advisory fees paid by most funds, but are similar in amount to the fees paid by other continuously offered, closed-end funds.


     For the fiscal years ended August 31, 1997, 1998 and 1999, the fee paid by the Fund to the Investment Adviser pursuant to the Investment Advisory Agreement was $1,950,602, $2,144,677 and $2,138,848, respectively, and the fee paid by the Fund pursuant to the Administration Agreement was $513,316, $564,389 and $562,855, respectively (based on average daily net assets of approximately $205.9 million, $226.4 million and $225.1 million, respectively).

     The Fund pays all other expenses incurred in its operations, including, among other things, expenses for legal and auditing services, taxes, costs of printing proxies, stock certificates and shareholder reports, charges of the Fund's custodian and transfer agent, expenses of registering the shares under Federal and state securities laws, fees and expenses with respect to the issuance of preferred shares or any borrowing. Commission fees, fees and expenses of non-interested Directors, accounting and pricing costs, insurance, interest, brokerage costs, litigation and other extraordinary or non-recurring expenses, mailing and other expenses properly payable by the Fund. Accounting services are provided to the Fund by the Investment Adviser, and the Fund reimburses the Investment Adviser for its costs in connection with such services. For the fiscal years ended August 31, 1997, 1998 and 1999, the reimbursement for such services aggregated $52,907, $60,910 and $74,013, respectively.


     The Investment Adviser is a limited partnership, the partners of which are ML & Co. and Princeton Services. ML & Co. and Princeton Services are "controlling persons" of the Investment Adviser as defined under the 1940 Act because of their ownership of its voting securities and their power to exercise a controlling influence over its management or policies.

     Unless earlier terminated as described below, the Investment Advisory and Administrative Agreements remain in effect from year to year if approved annually (a) by the Board of Directors of the Fund or by a majority of the outstanding shares of the Fund and (b) by a majority of the Directors who are not parties to such contract or interested persons (as defined in the 1940 Act) of any such party. Such contracts are not assignable and may be terminated without penalty on 60 days' written notice at the option of either party thereto or by the vote of the shareholders of the Fund.

     Securities held by the Fund may also be held by, or be appropriate investments for, other funds or investment advisory clients for which the Investment Adviser or its affiliates act as an adviser. Because of different objectives or other factors, a particular security may be bought for an advisory client when other clients are selling the same security. If purchases or sales of securities by the Investment Adviser for the Fund or other funds for which it acts as investment adviser or for advisory clients arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds and clients in a manner deemed equitable to all. Transactions effected by the Investment Adviser (or its affiliate) on behalf of more than one of its clients during the same period may increase the demand for securities being purchased or the supply of securities being sold, causing an adverse effect on price.


Code of Ethics


     The Board of Directors of the Fund has adopted a Code of Ethics pursuant to Rule 17j-1 of the 1940 Act that incorporates the Code of Ethics of the Investment Adviser (together, the "Codes"). The Codes significantly restrict the personal investing activities of all employees of the Investment Adviser and, as described below, impose additional, more onerous, restrictions on Fund investment personnel.

     The Codes require that all employees of the Investment Adviser preclear any personal securities investment (with limited exceptions, such as U.S. government securities). The preclearance requirement and associated procedures are designed to identify any substantive prohibition or limitation applicable to the proposed investment. The substantive restrictions applicable to all employees of the Investment Adviser include a ban on acquiring any securities in a "hot" initial public offering and a prohibition from profiting on short-term trading in securities. In addition, no employee may purchase or sell any security that at the time is being purchased or sold (as the case may be), or to the knowledge of the employee is being considered for purchase or sale, by any fund advised by the Investment Adviser. Furthermore, the Codes provide for trading "blackout periods" that prohibit trading by investment personnel of the Fund within periods of trading by the Fund in the same (or equivalent) security (15 or 30 days depending upon the transaction).



                             PORTFOLIO TRANSACTIONS


     Subject to policies established by the Board of Directors of the Fund, the Investment Adviser is primarily responsible for the execution of the Fund's portfolio transactions. In executing such transactions, the Investment Adviser seeks to obtain the best results for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm involved and the firm's risk in positioning a block of securities. While the Investment Adviser generally seeks reasonably competitive commission rates, the Fund does not necessarily pay the lowest commission or spread available. For the years ended August 31, 1997, 1998 and 1999, the Fund did not pay any brokerage commissions.

     The Fund has no obligation to deal with any broker or dealer in the execution of transactions in portfolio securities. Subject to providing the best price and execution, securities firms that provide investment research to the Investment Adviser, including Merrill Lynch, may receive orders for transactions by the Fund. Research information provided to the Investment Adviser by securities firms is supplemental. It does not replace or reduce the level of services performed by the Investment Adviser and the expenses of the Investment Adviser will not be reduced because it receives supplemental research information.


     The Fund invests in securities traded in the over-the-counter markets, and the Fund intends to deal directly with dealers who make markets in the securities involved, except in those circumstances where better prices and execution are available elsewhere. Under the 1940 Act, except as permitted by exemptive order, persons affiliated with the Fund, including Merrill Lynch, are prohibited from dealing with the Fund as principal in the purchase and sale of securities. Since transactions in the over-the-counter market usually involve transactions with dealers acting as principals for their own accounts, the Fund does not deal with Merrill Lynch and its affiliates in connection with such transactions except that, pursuant to exemptive orders obtained by the Investment Adviser, the Fund may engage in principal transactions with Merrill Lynch in high quality, short-term tax-exempt securities. See "Investment Restrictions." For the fiscal years ended August 31, 1997, 1998 and 1999, the Fund engaged in no transactions pursuant to such order. However, affiliated persons of the Fund, including Merrill Lynch, serve as its brokers in certain over-the-counter transactions conducted on an agency basis.

     The Fund also may purchase tax-exempt debt instruments in individually negotiated transactions with the issuers. Because an active trading market may not exist for such securities, the prices that the Fund may pay for these securities or receive on their resale may be lower than that for similar securities with a more liquid market.


Portfolio Turnover


     The Fund may dispose of securities without regard to the length of time they have been held when such action, for defensive or other reasons, appears advisable to the Investment Adviser. While it is not possible to predict turnover rates with any certainty, it is presently anticipated that the Fund's annual portfolio turnover rate, under normal circumstances, will be less than 100%. (The portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular fiscal year by the monthly average value of the portfolio securities owned by the Fund during the year. For purposes of determining this rate, all securities whose maturities at the time of acquisition are one year or less are excluded.) A high portfolio turnover rate results in greater transaction costs, which are borne directly by the Fund, and also has certain tax consequences for shareholders. For the fiscal years ended August 31, 1998 and 1999, the Fund's portfolio turnover rate was 36.45% and 39.53%, respectively.



                           DIVIDENDS AND DISTRIBUTIONS

     The Fund intends to continue to distribute all its net investment income. Dividends from such net investment income are paid monthly. All net realized capital gains, if any, will be distributed to the Fund's shareholders at least annually. See "Automatic Dividend Reinvestment Plan" for information concerning the manner in which dividends and distributions may be automatically reinvested in shares of the Fund. Dividends and distributions are taxable to shareholders as discussed below whether they are reinvested in shares of the Fund or received in cash. The Fund is not responsible for any failure of delivery to the shareholder's address of record and no interest will accrue on amounts represented by uncashed distribution or redemption checks.

     The yield on the Fund's common stock will vary from period to period depending on factors including, but not limited to, market conditions, the timing of the Fund's investment in portfolio securities, the securities comprising the Fund's portfolio, changes in tax-exempt interest rates (which may not change to the same extent or in the same direction as taxable rates) including changes in the relationship between short-term rates and long-term rates, the Fund's net assets and its operating expenses. Consequently, the Fund cannot guarantee any particular yield on its shares and the yield for any given period is not an indication or representation of future yields on Fund shares.



                                      TAXES


General


     The Fund intends to continue to qualify for the special tax treatment afforded regulated investment companies ("RICs") under the Internal Revenue Code of 1986, as amended (the "Code"). As long as it so qualifies, in any taxable year in which it distributes at least 90% of its taxable net income and 90% of its tax-exempt net income (see below), the Fund (but not its shareholders) will not be subject to Federal income tax to the extent that it distributes its net investment income and net realized capital gains. The Fund intends to distribute substantially all of such income.


     The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains, determined, in general, on an October 31 year end, plus certain undistributed amounts from previous years. The required distributions, however, are based only on the taxable income of a RIC. The excise tax, therefore, generally will not apply to the tax-exempt income of a RIC, such as the Fund, that pays exempt-interest dividends.


     The Fund intends to qualify to pay "exempt-interest" dividends as defined in Section 852(b)(5) of the Code. Under such section, if, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of obligations exempt from Federal income tax ("tax-exempt obligations") under Section 103(a) of the Code (relating generally to obligations of a state or local governmental unit), the Fund will be qualified to pay exempt-interest dividends to its shareholders. Exempt-interest dividends are dividends or any part thereof paid by the Fund which are attributable to interest on tax-exempt obligations and designated by the Fund as exempt-interest dividends in a written notice mailed to the Fund's shareholders within 60 days after the close of its taxable year. To the extent that the dividends distributed to the Fund's shareholders are derived from interest income exempt from Federal income tax under Code Section 103(a) and are properly designated as exempt-interest dividends, they will be excludable from a shareholder's gross income for Federal income tax purposes. Exempt-interest dividends are included, however, in determining the portion, if any, of a person's social security benefits and railroad retirement benefits subject to Federal income taxes. Interest on indebtedness incurred or continued to purchase or carry shares of a RIC paying exempt-interest dividends, such as the Fund, will not be deductible by the investor for Federal income tax purposes, to the extent attributable to exempt-interest dividends. Shareholders are advised to consult their tax advisers with respect to whether exempt-interest dividends retain the exclusion under Code Section 103(a) if such shareholder would be treated as a "substantial user" or "related person" under Code Section 147(a) with respect to property financed with the proceeds of an issue of PABs or IDBs, if any, held by the Fund.

     To the extent that the Fund's distributions are derived from interest on its taxable investments or from an excess of net short-term capital gains over net long-term capital losses ("ordinary income dividends"), such distributions are considered ordinary income for Federal income tax purposes. Distributions, if any, from an excess of net long-term capital gains over net short-term capital losses derived from the sale of securities or from certain transactions in futures or options ("capital gain dividends") are taxable as long-term capital gains for Federal income tax purposes, regardless of the length of time the shareholder has owned Fund shares. Certain categories of capital gains are taxable at different rates. Generally not later than 60 days after the close of its taxable year, the Fund will provide its shareholders with a written notice designating the amounts of any exempt-interest dividends and capital gain dividends as well as the amounts of any capital gain dividends in the different categories of capital gain referred to above. Distributions by the Fund, whether from exempt-interest income, ordinary income or capital gains, are not eligible for the dividends received deduction allowed to corporations under the Code.


     All or a portion of the Fund's gain from the sale or redemption of tax-exempt obligations purchased at a market discount will be treated as ordinary income rather than capital gain. This rule may increase the amount of ordinary income dividends received by shareholders. Distributions in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder (assuming the shares are held as a capital asset). Any loss upon the sale or exchange of shares held for six months or less will be disallowed to the extent of any exempt-interest dividends received by the shareholder. In addition, any such loss that is not disallowed under the rule stated above will be treated as long-term capital loss to the extent of any capital gain dividends received by the shareholder. If the Fund pays a dividend in January which was declared in the previous October, November or December to shareholders of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the RIC and received by its shareholders on December 31 of the year in which such dividend was declared.


     The Code subjects interest received on certain otherwise tax-exempt securities to a Federal alternative minimum tax. This alternative minimum tax applies to interest received on certain "private activity bonds" issued after August 7, 1986. Private activity bonds are bonds that, although tax-exempt, are used for purposes other than those generally performed by governmental units and that benefit non-governmental entities (e.g., bonds used for industrial development or housing purposes). Income received on such bonds is classified as an item of "tax preference," which could subject certain investors in such bonds, including shareholders of the Fund, to a Federal alternative minimum tax. The Fund intends to purchase such "private activity bonds" and will report to shareholders within 60 days after its taxable year end the portion of its dividends declared during the year which constitutes an item of tax preference for alternative minimum tax purposes. The Code further provides that corporations are subject to a Federal alternative minimum tax based, in part, on certain differences between taxable income as adjusted for other tax preferences and the corporation's "adjusted current earnings," which more closely reflect a corporation's economic income. Because an exempt-interest dividend paid by the Fund will be included in adjusted current earnings, a corporate shareholder may be required to pay a Federal alternative minimum tax on exempt-interest dividends paid by the Fund.

     The Fund may invest in high yield securities, as described herein. Furthermore, the Fund may also invest in instruments the return on which includes nontraditional features such as indexed principal or interest payments ("nontraditional instruments"). These instruments may be subject to special tax rules under which the Fund may be required to accrue and distribute income before amounts due under the obligations are paid. In addition, it is possible that all or a portion of the interest payments on such high yield securities and/or nontraditional instruments could be recharacterized as taxable ordinary income.

     A loss realized on a sale or exchange of shares of the Fund will be disallowed if other Fund shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

     The value of shares acquired pursuant to the Fund's dividend reinvestment plan will generally be excluded from gross income to the extent that the cash amount reinvested would be excluded from gross income. If, when the Fund's shares are trading at a premium over net asset value, the Fund issues shares pursuant to the dividend reinvestment plan which have a greater fair market value than the amount of cash reinvested, it is possible that all or a portion of such discount (which may not exceed 5% of the fair market value of the Fund's shares) could be viewed as a taxable distribution. If the discount is viewed as a taxable distribution, it is also possible that the taxable character of this discount would be allocable to all the shareholders, including shareholders who do not participate in the dividend reinvestment plan. Thus, shareholders who do not participate in the dividend reinvestment plan, as well as plan participants, might be required to report as ordinary income a portion of their distributions equal to their allocable share of the discount.

     Ordinary income dividends paid to shareholders who are nonresident aliens or foreign entities will be subject to a 30% United States withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Nonresident shareholders are urged to consult their own tax advisers concerning the applicability of the United States withholding tax.

     Under certain Code provisions, some shareholders may be subject to a 31% withholding tax on certain ordinary income dividends and on capital gain dividends and redemption payments ("backup withholding"). Generally, shareholders subject to backup withholding are those for whom no certified taxpayer identification number is on file with the Fund or who, to the Fund's knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding.

     The Code provides that every person required to file a tax return must include for information purposes on such return the amount of exempt-interest dividends received from all sources (including the Fund) during the taxable year.


Tender Offers

     Under current law, a shareholder who, pursuant to any tender offer, tenders all of its shares and who, after such tender offer, is not considered to own any shares under attribution rules contained in the Code will realize a taxable gain or loss depending upon such shareholder's basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are held as capital assets and will be long-term if the shares have been held for more than one year. Different tax consequences may apply to tendering and nontendering shareholders in connection with a tender offer, and these consequences will be disclosed in the related offering documents. For example, if a shareholder tenders less than all shares owned by or attributed to such shareholder, and if the distribution to such shareholder does not otherwise qualify as a sale or exchange, the proceeds received will be treated as a taxable dividend or, if the Fund has insufficient earnings and profits, a return of capital or capital gain, depending on the shareholder's basis in the tendered shares. Also, there is a remote risk that non-tendering shareholders may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part. Shareholders may wish to consult their tax advisers prior to tendering. Likewise, if shareholders whose shares are acquired by the Fund in the open market sell less than all shares owned by or attributed to them, a risk exists that these shareholders will be subject to taxable dividend treatment and a remote risk exists that the remaining shareholders may be considered to have received a deemed distribution.


Tax Treatment of Options and Futures Transactions

     The Fund may purchase or sell municipal bond index futures contracts and interest rate futures contracts on U.S. Government securities ("financial futures contracts"). The Fund may also purchase and write call and put options on such financial futures contracts. In general, unless an election is available to the Fund or an exception applies, such options and financial futures contracts that are "Section 1256 contracts" will be "marked to market" for Federal income tax purposes at the end of each taxable year (i.e., each such option or financial futures contract will be treated as sold for its fair market value on the last day of the taxable year), and any gain or loss attributable to such Section 1256 contracts will be 60% long-term and 40% short-term capital gain or loss. Application of the mark-to-market rules to Section 1256 contracts held by the Fund may alter the timing and character of distributions to shareholders. The mark-to-market rules outlined above, however, will not apply to certain transactions entered into by the Fund solely to reduce the risk of changes in price or interest rates with respect to its investments.


     Code Section 1092, which applies to certain "straddles," may affect the taxation of the Fund's sales of securities and transactions in financial futures contracts and related options. Under Section 1092, the Fund may be required to postpone recognition for tax purposes of losses incurred in certain sales of securities and certain closing transactions in financial futures contracts or the related options.


State and Local Taxes

     The exemption from Federal income tax for exempt-interest dividends does not necessarily result in an exemption for such dividends under the income or other tax laws of any state or local taxing authority. Shareholders are advised to consult their own tax advisers concerning state and local tax matters.

                                  ------------

     The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury regulations presently in effect. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury regulations promulgated thereunder. The Code and the Treasury regulations are subject to change by legislative, judicial or administrative action either prospectively or retroactively.

     Shareholders are urged to consult their tax advisers regarding the availability of any exemptions from state or local taxes and with specific questions as to Federal, foreign, state or local taxes.


                      AUTOMATIC DIVIDEND REINVESTMENT PLAN


     All dividends and capital gains distributions are reinvested automatically in full and fractional shares of the Fund at the net asset value per share next determined on the payable date of such dividend or distribution. A shareholder may at any time, by request to his Merrill Lynch Financial Consultant or by written notification to Merrill Lynch if the shareholder's account is maintained with Merrill Lynch or by written notification or by telephone (1-800-MER-FUND) to the Transfer Agent if the shareholder's account is maintained with the Transfer Agent, elect to have subsequent dividends or capital gains distributions, or both, paid in cash, rather than reinvested, in which event payment will be mailed on or about the payment date (provided that, in the event that a payment on an account maintained at the Transfer Agent would amount to $10 or less, a shareholder will not receive such payment in cash and such payment will be automatically reinvested in additional shares). Cash payments can also be directly deposited to the shareholder's bank account. No early withdrawal charge will be imposed upon redemption of shares issued as a result of the automatic reinvestment of dividends or capital gains distributions.

     The Fund is not responsible for any failure of delivery to the shareholder's address of record and no interest will accrue on amounts represented by uncashed distribution or redemption checks.

     The automatic reinvestment of dividends and distributions does not relieve participants of any Federal income tax that may be payable (or required to be withheld) on such dividends or distributions. See "Taxes."

                          MUTUAL FUND INVESTMENT OPTION

     Shareholders have an investment option consisting of the right to reinvest the net proceeds from a sale of shares (the "Original Shares") in a tender offer by the Fund in Class D shares of certain MLAM-sponsored open-end funds ("Eligible Class D Shares"), without the imposition of an initial sales charge, if the conditions set forth below are satisfied. First, net proceeds from the sale of the Original Shares in the tender offer must be immediately reinvested in Eligible Class D Shares. Second, the investment option is available only with respect to the proceeds of shares as to which no early withdrawal charge (as described below) is applicable. Shareholders who already own Class A shares of the fund in which they wish to invest proceeds of the Original Shares, in the same account into which they will purchase the additional shares, may purchase Class A rather than Class D shares so long as all the other requirements of this paragraph are met. Class D shares are subject to an ongoing account maintenance fee at an annual rate of up to 0.25% of the average daily net asset value of the applicable fund. Before taking advantage of this investment option, shareholders should obtain a currently effective prospectus of the fund in which they intend to invest and should consult their Merrill Lynch Financial Consultant.


                                 NET ASSET VALUE

     The net asset value per share of common stock is determined once daily Monday through Friday after the close of business on the NYSE on each day the NYSE is open for trading. The NYSE generally closes at 4:00 p.m. Eastern time. The NYSE is not open on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. For purposes of determining the net asset value of a share of common stock, the value of the securities held by the Fund plus any cash or other assets (including interest and dividends accrued but not yet received) minus all liabilities (including accrued expenses) is divided by the total number of shares of common stock outstanding at such time, rounded to the nearest cent. Expenses, including the fees payable to the Investment Adviser and Distributor, are accrued daily.

     The Municipal Bonds in which the Fund invests are traded primarily in the over-the-counter markets. In determining net asset value, the Fund utilizes the valuations of portfolio securities furnished by a pricing service approved by the Board of Directors. The pricing service typically values portfolio securities at the bid price or the yield equivalent when quotations are readily available. Market illiquidity may make it difficult for the Fund to obtain accurate quotations for its holdings of high yield Municipal Bonds. Municipal Bonds for which quotations are not readily available are valued at fair market value on a consistent basis as determined by the pricing service using a matrix system to determine valuations. The procedures of the pricing service and its valuations are reviewed by the officers of the Fund under the general supervision of the Board of Directors. The Board of Directors has determined in good faith that the use of a pricing service is a fair method of determining the valuation of portfolio securities. Obligations with remaining maturities of 60 days or less are valued at amortized cost, unless this method no longer produces fair valuations. Positions in futures contracts are valued at closing prices for such contracts established by the exchange on which they are traded, or if market quotations are not readily available, are valued at fair value on a consistent basis using methods determined in good faith by the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

     The Fund is authorized to issue 200,000,000 shares of capital stock, par value $.10 per share, all of which shares are initially classified as common stock. The Board of Directors is authorized, however, to classify and reclassify any unissued shares of each class or series of capital stock by setting or changing in any one or more respects the designation and number of shares of any such class or series, and the nature, rates, amounts and times at which and the conditions under which dividends shall be payable on, and the voting, conversion, redemption and liquidation rights of, such class or series and any other preferences, rights, restrictions and qualifications applicable thereto.

     Shares of common stock, when issued and outstanding, are fully paid and non-assessable. Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders upon liquidation of the Fund. Shareholders are entitled to one vote for each share held.

     The Fund sends unaudited reports at least semi-annually and audited financial statements to all of its shareholders of record. The following table sets forth the authorized shares of the Fund, the number of shares held by the Fund for its own account and the total number of shares outstanding as of September 30, 1999, exclusive of that held by the Fund.



                                                                                                  Amount
                                                                                             Outstanding As of
                                                                                            September 30, 1999
                                                                           Amount Held     (Exclusive of Amount
                                                        Amount             By Fund On          Held By Fund
Class of Shares                                       Authorized           Own Account       For Own Account)
-------------                                         ----------          -------------     ------------------
Common stock ......................................   200,000,000               0             19,768,148.876


Certain Provisions of the Articles of Incorporation

     The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. A Director elected by holders of capital stock may be removed from office only for cause by vote of the holders of at least 662/3% of the shares of capital stock of the Fund entitled to be voted on the matter.

     In addition, the Articles of Incorporation require the favorable vote of the holders of at least 75% of the Fund's shares of capital stock then entitled to be voted, voting as a single class, to approve, adopt or authorize the following:

            o a merger or consolidation or statutory share exchange of the Fund with other corporations;

            o a sale of all or substantially all of the Fund's assets (other than in the regular course of the Fund's investment activities); or

            o a liquidation or dissolution of the Fund,


unless such action has been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Directors fixed in accordance with the by-laws, in which case the affirmative vote of a majority of the Fund's shares of capital stock is required.


     The Board of Directors has determined that the 66 2/3% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Articles of Incorporation on file with the Commission for the full text of these provisions.



                                PERFORMANCE DATA

     From time to time the Fund may include its yield, tax equivalent yield, and/or total return for various specified time periods in advertisements or information furnished to present or prospective shareholders.


     The yield of the Fund refers to the income generated by an investment in the Fund over a stated period. Yield is calculated by annualizing the distribution over a stated period and dividing the product by the average per share net asset value. For the fiscal year ended August 31, 1999, the Fund earned $0.553 per share income dividends, representing a net annualized yield of 5.40%, based on a month-end per share net asset value of $10.24. Tax-equivalent yield quotations will be computed by dividing (a) the part of the Fund's yield that is tax-exempt by (b) one minus a stated tax rate and (c) adding the result to that part, if any, of the Fund's yield that is not tax-exempt. The tax-equivalent yield for the fiscal year ended August 31, 1999 (based on a Federal income tax rate of 28%) was 7.50%.

     The Fund also may quote annual total return and aggregate total return performance data. Total return quotations for the specified periods will be computed by finding the rate of return (based on net investment income and any capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the value of such investment at the end of the period. For the fiscal year ended August 31, 1999, the annual total return of the Fund was (3.16)%, based on the change in per share net asset value from $11.46 to $10.24, and assuming reinvestment of $0.616 per share income dividends and $0.263 per share capital gains distributions.

     The calculation of yield, tax-equivalent yield, and total return does not reflect the imposition of any early withdrawal charges or the amount of any shareholder's tax liability.

     Yield, tax-equivalent yield, and total return figures are based on the Fund's historical performance and are not intended to indicate future performance. The Fund's yield is expected to fluctuate, and its total return varies depending on market conditions, the Municipal Bonds and other securities comprising the Fund's portfolio, the

Fund's operating expenses and the amount of net realized and unrealized capital gains or losses during the period.

     On occasion, the Fund may compare its yield and tax-equivalent yield to yield data published by Lipper Analytical Services, Inc. or performance data published by Morningstar Publications, Inc., Money Magazine, U.S. News & World Report, Business Week, CDA Investment Technology, Inc., Forbes Magazine and Fortune Magazine. Yield comparisons should not be considered indicative of the Fund's yield and tax-equivalent yield or relative performance for any future period.

                                    CUSTODIAN

     The Fund's securities and cash are held under a custody agreement with The Bank of New York, 90 Washington Street, New York, New York 10286.

                    TRANSFER AGENT, DIVIDEND DISBURSING AGENT
                         AND SHAREHOLDER SERVICING AGENT

     The transfer agent for the shares of the Fund is Financial Data Services, Inc., 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484, a subsidiary of ML & Co.

     Pursuant to a Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement with the Fund (the "Transfer Agency Agreement"), the transfer agent is responsible for the issuance, transfer and tender of shares and the opening and maintenance of shareholder accounts. The transfer agent receives an annual fee of $14.00 per shareholder account, and is entitled to reimbursement for certain transaction charges and out-of-pocket expenses incurred by it under the Transfer Agency Agreement. Additionally, a $.20 monthly closed account charge is assessed on all accounts that close during the calendar year. Application of this fee commences the month following the month the account is closed and terminates at the end of the calendar year. For purposes of the Transfer Agency Agreement, the term "account" includes a shareholder account maintained directly by the Transfer Agent and any other account representing the beneficial interest of a person in the relevant share class on a recordkeeping system, provided the recordkeeping system is maintained by a subsidiary of ML & Co. For the year ended August 31, 1999, the Fund's payments to the transfer agent pursuant to the Transfer Agency Agreement, including reimbursement for out-of-pocket expenses, aggregated $113,992.

     Shareholder Reports. Only one copy of each shareholder report and certain shareholder communications will be mailed to each identified shareholder regardless of the number of accounts such shareholder has. If a shareholder wishes to receive separate copies of each report and communication for each of the shareholder's related accounts the shareholder should notify in writing:

                        Financial Data Services, Inc.
                        P.O. Box 45289
                        Jacksonville, Florida 32232-5289


     The written notification should include the shareholder's name, address, tax identification number and Merrill Lynch and/or mutual fund account numbers. If you have any questions regarding this please call your Merrill Lynch financial consultant or Financial Data Services, Inc. at 800-637-3863.

                             ADDITIONAL INFORMATION

     The Fund is subject to the informational requirements of the 1934 Act and the 1940 Act and in accordance therewith is required to file reports and other information with the Commission. Any such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C 20549, and at the following regional offices of the Commission: Regional Office, at Seven World Trade Center, Suite 1300, New York, New York 10048; Pacific Regional Office, at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036; and Midwest Regional Office, at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports and information statements and other information regarding registrants, including the Fund, that file electronically with the Commission.

     Additional information regarding the Fund is contained in the Registration Statement on Form N-2, including amendments, exhibits and schedules thereto, relating to such shares filed by the Fund with the

Commission in Washington, D.C. This prospectus does not contain all of the information set forth in the Registration Statement, including any amendments, exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.


Year 2000 Issues

     Many computer systems were designed using only two digits to designate years. These systems may not be able to distinguish the Year 2000 from the Year 1900 (commonly known as the "Year 2000 Problem"). The Fund could be adversely affected if the computer systems used by the Investment Adviser or other Fund service providers do not properly address this problem prior to January 1, 2000. The Investment Adviser expects to have addressed this problem before then, and does not anticipate that the services it provides will be adversely affected. The Fund's other service providers have told the Investment Adviser that they also expect to resolve the Year 2000 Problem, and the Investment Adviser will continue to monitor the situation as the Year 2000 approaches. However, if the problem has not been fully addressed, the Fund could be negatively affected. The Year 2000 Problem could also have a negative impact on the issuers of securities in which the Fund invests, and this could hurt the Fund's investment returns.



                                 LEGAL OPINIONS


     Certain legal matters in connection with the common stock offered hereby will be passed upon for the Fund by Brown & Wood LLP, One World Trade Center, New York, New York 10048-0557.

                              FINANCIAL STATEMENTS


      The Fund's audited financial statements are incorporated in this prospectus by reference to its 1999 annual report to shareholders. You may request a copy of the annual report at no charge by calling 1-800-456-4587 ext. 789 between 8:00 a.m. and 8:00 p.m. on any business day.



                              INDEPENDENT AUDITORS


     Deloitte & Touche LLP, 116-300 Village Boulevard, Princeton, New Jersey 08540-6400, have been selected as the independent auditors of the Fund. The selection of independent auditors is subject to ratification by the shareholders of the Fund. The independent auditors are responsible for auditing the financial statements of the Fund.

                                    APPENDIX

                           RATINGS OF MUNICIPAL BONDS


Description of Moody's Investors Service, Inc.'s ("Moody's") Municipal Bond Ratings

Aaa           Bonds which are rated Aaa are judged to be of the best quality.
              They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa Bonds which are rated Baa are considered as medium-grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba            Bonds which are rated Ba are judged to have speculative elements;
              their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Note: Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to B. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic category.

     Short-Term Notes: The three ratings of Moody's for short-term notes are MIG 1/VMIG1, MIG 2/ VMIG2 and MIG 3/VMIG3; MIG 1/VMIG1 denotes "best quality . . . strong protection by established cash flows"; MIG 2/VMIG2 denotes "high quality" with ample margins of protection; MIG 3/ VMIG3 notes are of "favorable quality .
 . . but . . . lacking the undeniable strength of the preceding grades."



Description of Moody's Commercial Paper Ratings

     Moody's Commercial Paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:


     Issuers rated Prime-1 (or related supporting institutions) have a superior ability for repayment of short-term promissory obligations. Prime-1 repayment ability will often be evidenced by the following characteristics: leading market positions in well established industries; high rates of return on funds employed; conservative capitalization structure with moderate reliance on debt and ample asset protection; broad margins in earning coverage of fixed financial charges and high internal cash generation; and well established access to a range of financial markets and assured sources of alternate liquidity.


     Issuers rated Prime-2 (or related supporting institutions) have a strong ability for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.


     Issuers rated Prime-3 (or related supporting institutions) have an acceptable ability for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.


     Issuers rated Not Prime do not fall within any of the Prime rating categories.



Description of Standard & Poor's, a Division of The McGraw-Hill Companies, Inc. ("Standard & Poor's") Municipal Debt Ratings

     A Standard & Poor's municipal debt rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation.


     The debt rating is not a recommendation to purchase, sell or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.


     The ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     The ratings are based, in varying degrees, on the following considerations:

       I. Likelihood of payment -- capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;


      II. Nature of and provisions of the obligation; and


     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.


AAA Debt rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.


AA Debt rated "AA" differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A Debt rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB Debt rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.


BB Debt rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative

B characteristics."BB" indicates the least degree of speculation and "C" the highest degree of

CCC speculation. While such bonds will likely have some quality and protective characteristics, these

CC may be outweighed by large uncertainties or major exposures to adverse conditions.

C


D Debt rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or Minus ( - ): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Description of Standard & Poor's Commercial Paper Ratings


     A Standard & Poor's Commercial Paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into several categories, ranging from "A" for the highest quality obligations to "D" for the lowest. These categories are as follows:


A-1 This designation indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2 Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high a for issues designated "A-1."

A-3 Issues carrying this designation have an adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

B Issues rated "B" are regarded as having only speculative capacity for timely payment.

C This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

D Debt rated "D" is in payment default. The "D" rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period.


     A Commercial Paper rating is not a recommendation to purchase or sell a security. The ratings are based on current information furnished to Standard & Poor's by the issuer or obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information.



Description of Standard & Poor's Short-Term Issue Credit Ratings

     A Standard & Poor's note rating reflects the liquidity factors and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment.

          o Amortization schedule -- the larger the final maturity relative to other maturities, the more likely it will be treated as a note.

          o Source of payment -- the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

     Note rating symbols are as follows:

SP-1 Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2 Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3          Speculative capacity to pay principal and interest.



Description of Fitch Ibca, Inc.'s ("Fitch") Investment Grade Bond Ratings

     Fitch investment grade bond ratings provide a guide to investors in determining the credit risk associated with a particular security. The rating represents Fitch's assessment of the issuer's ability to meet the obligations of a specific debt issue or class of debt in a timely manner.

     The rating takes into consideration special features of the issue, its relationship to other obligations of the issuer, the current and prospective financial condition and operating performance of the issuer and any guarantor, as well as the economic and political environment that might affect the issuer's future financial strength and credit quality.

     Fitch ratings do not reflect any credit enhancement that may be provided by insurance policies or financial guarantees unless otherwise indicated.

     Bonds that have the same rating are of similar but not necessarily identical credit quality since the rating categories do not fully reflect small differences in the degrees of credit risk.


     Fitch ratings are not recommendations to buy, sell, or hold any security. Ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of payments made in respect of any security.

     Fitch ratings are based on information obtained from issuers, other obligors, underwriters, their experts, and other sources Fitch believes to be reliable. Fitch does not audit or verify the truth or accuracy of such information. Ratings may be changed, suspended, or withdrawn as a result of changes in, or the unavailability of, information or for other reasons.

AAA Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated "AAA." Because bonds rated in the "AAA" and "AA" categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated "F-1+."

A Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.


BBB Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.


     Plus (+) or Minus ( - ): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the "AAA" category.

NR            Indicates that Fitch does not rate the specific issue.

Conditional   A conditional rating is premised on the successful completion of a project or the occurrence of a specific event.

Suspended     A rating is suspended when Fitch deems the amount of information available from the issuer to be inadequate for rating purposes.

Withdrawn     A rating will be withdrawn when an issue matures or is called or refinanced and, at Fitch's discretion, when an issuer fails to furnish proper and timely information.

FitchAlert    Ratings are placed on FitchAlert to notify investors of an occurrence that is likely to result in a rating change and the likely direction of such change. These are designated as "Positive," indicating a potential upgrade, "Negative," for potential downgrade, or "Evolving," where ratings may be raised or lowered. FitchAlert is relatively short-term, and should be resolved within three to twelve months.


     Ratings Outlook: An outlook is used to describe the most likely direction of any rating change over the intermediate term. It is described as "Positive" or "Negative." The absence of a designation indicates a stable outlook.

Description of Fitch's Speculative Grade Bond Ratings

     Fitch speculative grade bond ratings provide a guide to investors in determining the credit risk associated with a particular security. The ratings ("BB" to "C") represent Fitch's assessment of the likelihood of timely payment of principal and interest in accordance with the terms of obligation for bond issues not in default. For defaulted bonds, the rating ("DDD" to "D") is an assessment of the ultimate recovery value through reorganization or liquidation.

     The rating takes into consideration special features of the issue, its relationship to other obligations of the issuer, the current and prospective financial condition and operating performance of the issuer and any guarantor, as well as the economic and political environment that might affect the issuer's future financial strength.

     Bonds that have the rating are of similar but not necessarily identical credit quality since rating categories cannot fully reflect the differences in degrees of credit risk.

BB Bonds are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.

B Bonds are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

CCC Bonds have certain identifiable characteristics which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

CC Bonds are minimally protected. Default in payment of interest and/or principal seems probable over time.

C             Bonds are in imminent default in payment of interest or principal.


DDD           Bonds are in default on interest and/or principal payments. Such
DD            bonds are extremely speculative and should be valued on the basis
D             of their ultimate recovery value in liquidation or reorganization of the obligor. "DDD" represents the highest potential for recovery on these bonds, and "D" represents the lowest potential for recovery.

     Plus (+) or Minus ( - ): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the "DDD," "DD," or "D" categories.

Description of Fitch's Short-Term Ratings

     Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

     The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

     Fitch short-term ratings are as follows:

F-1+ Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

F-1 Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated "F-1+."

F-2 Good Credit Quality. Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as for issues assigned "F-1+" and "F-1" ratings.

F-3 Fair Credit Quality. Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate; however, near-term adverse changes could cause these securities to be rated below investment grade.

F-S Weak Credit Quality. Issues assigned this rating have characteristics suggesting a minimal degree of assurance for timely payment and are vulnerable to near-term adverse changes in financial and economic conditions.

D Default. Issues assigned this rating are in actual or imminent payment default.

LOC The symbol "LOC" indicates that the rating is based on a letter of credit issued by a commercial bank.

                         -----------------------------
                                    POTENTIAL
                                    INVESTORS
                         Open an account (two options)
                         -----------------------------


           (1)                                               (2)
--------------------------                     --------------------------------
     MERRILL LYNCH                                      TRANSFER AGENT
  FINANCIAL CONSULTANT
  or SECURITIES DEALER                            Financial Data Services, Inc.
                                                   4800 Deer Lake Drive East
 Advises shareholders on                        Jacksonville, Florida 32246-6484
 their Fund investments.
--------------------------                        Performs recordkeeping and
                                                     reporting services.
                                                --------------------------------

                -----------------------------------------------
                                   DISTRIBUTOR

                        Merrill Lynch Funds Distributor,
                a division of Princeton Funds Distributor, Inc.
                                 P.O. Box 9081
                        Princeton, New Jersey 08543-9081

                     Arranges for the sale of Fund shares.
                -----------------------------------------------


------------------------------                      ----------------------------
           COUNSEL                                            CUSTODIAN

      Brown & Wood LLP                                 The Bank of New York
   One World Trade Center                               90 Washington Street
New York, New York 10048-0557                               12th Floor
                                                     New York, New York 10286
    Provides legal advice       --------------
        to the Fund.                THE FUND           Holds the Fund's assets
------------------------------                             for safekeeping.
                                  The Board of      ----------------------------
                                   Directors
                               oversees the Fund.
                               ------------------


-----------------------------------         ------------------------------------
       INDEPENDENT AUDITORS
                                                     Investment Adviser
                                            Merrill Lynch Asset Management, L.P.
       Deloitte & Touche LLP
     116-300 Village Boulevard
 Princeton, New Jersey 08540-6400
                                                  ADMINISTRATIVE OFFICES
       Audits the financial                        800 Scudders Mill Road
statements of the Fund on behalf of             Plainsboro, New Jersey 08536
        the shareholders.
-----------------------------------                    MAILING ADDRESS
                                                       P.O. Box 9011
                                              Princeton, New Jersey 08543-9011


                                                      TELEPHONE NUMBER
                                                       1-800-MER-FUND

                                                     Manages the Fund's
                                                   day-to-day activities.
                                            ------------------------------------

               MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.

      Information about the Fund can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. call 1-800-SEC-0330 for information on the operation of the public reference room. This information is also available on the SEC's internet site at http://www.sec.gov and copies may be obtained upon payment of a duplicating fee by writing the Public Reference Section of the SEC, Washington, D.C. 20549-6009


     You should rely only on the information contained in this prospectus. No one is authorized to provide you with information that is different from information contained in this prospectus.


                              --------------------


                                TABLE OF CONTENTS


                                                Page
                                                ----
Prospectus Summary ............................    2
Risk Factors and Special Considerations .......    5
Fee Table .....................................    7
Financial Highlights ..........................    8
The Fund ......................................    9
Investment Objective and Policies .............    9
Investment Restrictions .......................   20
Purchase of Shares ............................   21
Tender Offers .................................   23
Early Withdrawal Charge .......................   24
Directors and Officers ........................   25
Investment Advisory and Administrative
  Arrangements ................................   27
Portfolio Transactions ........................   29
Dividends and Distributions ...................   30
Taxes .........................................   31
Automatic Dividend Reinvestment Plan ..........   34
Mutual Fund Investment Option .................   35
Net Asset Value ...............................   35
Description of Capital Stock ..................   36
Performance Data ..............................   37
Custodian .....................................   38
Transfer Agent, Dividend Disbursing Agent
  and Shareholder Servicing Agent .............   38
Additional Information ........................   39
Legal Opinions ................................   39
Financial Statements ..........................   40
Independent Auditors ..........................   40
Appendix -- Ratings of Municipal Bonds ........   41



                                                                Code #11263-1299


[LOGO] Merrill Lynch

Merrill Lynch
High Income Municipal
Bond Fund, Inc.


[Artwork of circular compass and
graph paper appears here]



Prospectus


December   , 1999

Distributor:
Merrill Lynch
Funds Distributor,
a division of
Princeton Funds
Distributor, Inc.


This Prospectus should be
retained for future reference.

                            PART C. OTHER INFORMATION


ITEM 24.  Financial Statements and Exhibits


(1)  Financial Statements:


     Part A:

        Financial Highlights for each of the years in the eight-year period ended August 31, 1999 and for the period November 2, 1990 (commencement of operations) to August 31, 1991.


     Incorporated by reference in Part B:


        Schedule of Investments as of August 31, 1999.*

        Statement of Assets and Liabilities as of August 31, 1999.*

        Statement of Operations for the year ended August 31, 1999.*

        Statements of Changes in Net Assets for each of the years in the two-year period ended August 31, 1999.*

        Financial Highlights for each of the years in the five-year period ended August 31, 1999.*


------------


* Included in the Registrant's 1999 Annual Report to shareholders filed with the Securities and Exchange Commission for the year ended August 31, 1999 pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as amended (the "1940 Act").


(2)  Exhibits:

     Exhibit
     Number                Description
     -------               ----------


    (a)      --  Articles of Incorporation of Registrant.(a)
    (b)      --  Form of By-Laws of Registrant.(a)
    (c)      --  Not applicable.
    (d) (1)  --  Portions of the Articles of Incorporation and By-Laws of the
                 Registrant defining the rights of holders of shares of the Registrant.(b)
        (2) -- Specimen certificate for shares of Common Stock of Registrant.(a)
    (e)      --  Not applicable.
    (f)      --  Not applicable.
    (g) (1)  --  Investment Advisory Agreement between Registrant and Merrill
                 Lynch Asset Management, L.P.(a)
        (2) -- Administration Agreement between Registrant and Merrill Lynch Asset Management, L.P.(a)
    (h) (1)  --  Distribution Agreement between Registrant and Merrill Lynch
                 Funds Distributor, Inc.(a)
        (2)  --  Form of Selected Dealer Agreement.(a)
    (i)      --  Not applicable.
    (j)      --  Custodian Contract between Registrant and The Bank of New
                 York.(a)
    (k) (1)  --  Transfer Agency, Dividend Disbursing Agency and Shareholder
                 Servicing Agency Agreement between Registrant and Merrill Lynch Financial Data Services, Inc. now known as Financial Data Services, Inc.(a)
        (2) -- Agreement between Merrill Lynch & Co., Inc. and Registrant relating to the use by Registrant of the Merrill Lynch Name.(a)
        (l)  --  Not applicable.
    (m)      --  Not applicable.
    (n)      --  Consent of Deloitte & Touche LLP, independent auditors for
                 Registrant.
    (o)      --  Not applicable.
    (p)      --  Certificate of Merrill Lynch Asset Management, L.P.(a)
    (q)      --  Not applicable.
    (r)      --  Financial data schedule.


-------------
(a) Filed on November 6, 1995, as an Exhibit to Post-Effective Amendment No. 2 to the Registration Statement (No. 33-50861).

(b) Reference is made to Article V, Article VI (Sections 2, 3, 4, 5 and 6),
    Article VII, Article VIII, Article X, Article XI, Article XII and Article XIII of the Registrant's Articles of Incorporation, filed as Exhibit (a) to the Registrant's Registration Statement under the Securities Act of 1933, as amended (the "Registration Statement"); and to Article II, Article III (Sections 1, 3, 5 and 17), Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant's By-Laws, filed as Exhibit (b) to the Registrant's Registration Statement.

Item 25.  Marketing Arrangements.


     Previously provided as Exhibits h(1) and h(2) to the Registrant's Registration Statement.


Item 26.  Other Expenses of Issuance and Distribution.

     Not applicable.

Item 27.  Persons Controlled by or Under Common Control with Registrant.

     None.

Item 28.  Number of Holders of Securities.




                                                                                   Number of
                                                                                    Holders
                      Title of Class                                           September 30, 1999
                      --------------                                           ------------------
 Shares of common stock, par value $0.10 per share .........................          6,209



------------
Note: The number of holders shown above includes holders of record plus beneficial owners, whose shares are held of record by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch").

ITEM 29.  Indemification.

     Reference is made to Article VI of Registrant's Articles of Incorporation,
Article VI of Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Distribution Agreement. Article VI of the By-Laws provides that each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity shall not protect any such person against any liability to the Registrant or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or non-party independent directors, after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

     The Registrant may purchase insurance on behalf of an officer or director protecting such person to the full extent permitted under the General Laws of the State of Maryland from liability arising from his activities as officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

     Insofar as the conditional advancing of indemnification moneys for actions based upon the Investment Company Act of 1940 may be concerned, such payments will be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement;
(ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount to which it is ultimately determined that he is entitled to receive from the Registrant by reason of indemnification; and (iii) (a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant's disinterested, non-party Directors, or an independent legal counsel in a written opinion shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

     In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify Merrill Lynch Funds Distributor, Inc. (the "Distributor") and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933 (the "Act"), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

     Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 30.  Business and Other Connections of Investment Adviser.


     Merrill Lynch Asset Management, L.P. (the "Investment Adviser" or "MLAM"), acts as the investment adviser for the following open-end registered investment companies: Merrill Lynch Adjustable Rate Securities Fund, Inc., Merrill Lynch Americas Income Fund, Inc., Merrill Lynch Asset Builder Program, Inc., Merrill Lynch Asset Growth Fund, Inc., Merrill Lynch Asset Income Fund, Inc., Merrill Lynch Capital Fund, Inc., Merrill Lynch Convertible Fund, Inc., Merrill Lynch Developing Capital Markets Fund, Inc., Merrill Lynch Disciplined Equity Fund, Inc., Merrill Lynch Dragon Fund, Inc., Merrill Lynch EuroFund, Merrill Lynch Fundamental Growth Fund, Inc., Merrill Lynch Global Financial Services Fund, Inc., Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch Global Bond Fund for Investment and Retirement, Merrill Lynch Global Growth Fund, Inc., Merrill Lynch Global Holdings, Inc., Merrill Lynch Global Resources Trust, Merrill Lynch Global SmallCap Fund, Inc., Merrill Lynch Global Technology Fund, Inc., Merrill Lynch Global Utility Fund, Inc., Merrill Lynch Global Value Fund, Inc., Merrill Lynch Growth Fund, Merrill Lynch Healthcare Fund., Inc., Merrill Lynch Intermediate Government Bond Fund, Merrill Lynch Index Fund, Inc., Merrill Lynch International Equity Fund, Merrill Lynch Latin America Fund, Inc., Merrill Lynch Middle East/Africa Fund, Inc., Merrill Lynch Municipal Series Trust, Merrill Lynch Pacific Fund, Inc., Merrill Lynch Ready Assets Trust, Merrill Lynch Real Estate Fund, Inc., Merrill Lynch Retirement Series Trust, Merrill Lynch Series Fund, Inc., Merrill Lynch Short-Term Global Income Fund, Inc., Merrill Lynch Strategic Dividend Fund, Merrill Lynch U.S. Treasury Money Fund, Merrill Lynch U.S.A. Government Reserves, Merrill Lynch Utility Income Fund, Inc., Merrill Lynch Variable Series Funds, Inc. and Hotchkis and Wiley Funds (advised by Hotchkis and Wiley, a division of MLAM); and for the following closed-end registered investment companies: Merrill Lynch High Income Municipal Bond Fund, Inc. and Merrill Lynch Senior Floating Rate Fund, Inc. MLAM also acts as sub-adviser to Merrill Lynch World Strategy Portfolio and Merrill Lynch Basic Value Equity Portfolio, two investment portfolios of EQ Advisors Trust.

     Fund Asset Management, L.P. ("FAM"), an affiliate of the Investment Adviser, acts as the investment adviser for the following open-end registered investment companies: CBA Money Fund, CMA Government Securities Fund, CMA Money Fund, CMA Multi-State Municipal Series Trust, CMA Tax-Exempt Fund, CMA Treasury Fund, The Corporate Fund Accumulation Program, Inc., Financial Institutions Series Trust, Merrill Lynch Basic Value Fund., Inc., Merrill Lynch California Municipal Series Trust, Merrill Lynch Corporate Bond Fund, Inc., Merrill Lynch Corporate High Yield Fund, Inc., Merrill Lynch Emerging Tigers Fund, Inc., Merrill Lynch Federal Securities Trust, Merrill Lynch Funds for Institutions Series, Merrill Lynch Multi-State Limited Maturity Municipal Series Trust, Merrill Lynch Multi-State Municipal Series Trust, Merrill Lynch Municipal Bond Fund, Inc., Merrill Lynch Phoenix Fund, Inc., Merrill Lynch Special Value Fund, Inc., Merrill Lynch World Income Fund, Inc. and The Municipal Fund Accumulation Program, Inc.; and for the following closed-end registered investment companies:
Apex Municipal Fund, Inc., Corporate High Yield Fund, Inc., Corporate High Yield Fund II, Inc., Corporate High Yield Fund III, Inc., Debt Strategies Fund, Inc., Debt Strategies Fund II, Inc., Debt Strategies Fund III, Inc., Income Opportunities Fund 1999, Inc., Income Opportunities Fund 2000, Inc., Merrill Lynch Municipal Strategy Fund, Inc., MuniAssets Fund, Inc., MuniEnhanced Fund, Inc., MuniHoldings Fund, Inc., MuniHoldings Fund II, Inc., MuniHoldings California Insured Fund, Inc.,

MuniHoldings California Insured Fund II, Inc., MuniHoldings California Insured Fund III, Inc., MuniHoldings California Insured Fund IV, Inc., MuniHoldings California Insured Fund V, Inc., MuniHoldings Florida Insured Fund, MuniHoldings Florida Insured Fund II, MuniHoldings Florida Insured Fund III, MuniHoldings Florida Insured Fund IV, MuniHoldings New Jersey Insured Fund, Inc., MuniHoldings New Jersey Insured Fund II, Inc., MuniHoldings New Jersey Insured Fund III, Inc., MuniHoldings New Jersey Insured Fund IV, Inc., MuniHoldings Insured Fund, Inc., MuniHoldings Insured Fund II, Inc., MuniHoldings Insured Fund III, Inc., MuniHoldings Insured Fund IV, Inc., MuniHoldings New York Fund, Inc., MuniHoldings New York Insured Fund, Inc., MuniHoldings New York Insured Fund II, Inc., MuniHoldings New York Insured Fund III, Inc., MuniHoldings New York Insured Fund IV, Inc., MuniInsured Fund, Inc., MuniVest Fund, Inc., MuniVest Fund II, Inc., MuniVest Florida Fund, MuniVest Michigan Insured Fund, Inc., MuniVest New Jersey Fund, Inc., MuniVest Pennsylvania Insured Fund, MuniYield Arizona Fund, Inc., MuniYield California Fund, Inc., MuniYield California Insured Fund, Inc., MuniYield California Insured Fund II, Inc., MuniYield Florida Fund, MuniYield Florida Insured Fund, MuniYield Fund, Inc., MuniYield Insured Fund, Inc., MuniYield Michigan Fund, Inc., MuniYield Michigan Insured Fund, Inc., MuniYield New Jersey Fund, Inc., MuniYield New Jersey Insured Fund, Inc., MuniYield New York Insured Fund, Inc., MuniYield New York Insured Fund II, Inc., MuniYield Pennsylvania Fund, MuniYield Quality Fund, Inc., MuniYield Quality Fund II, Senior High Income Portfolio, Inc. and WorldWide DollarVest Fund, Inc.

     The address of each of these investment companies is P.O. Box 9011, Princeton, New Jersey 08543-9011, except that the address of Merrill Lynch Funds for Institutions Series and Merrill Lynch Intermediate Government Bond Fund is One Financial Center, 23rd Floor, Boston, Massachusetts 02110-2665. The address of the Investment Adviser, FAM, Princeton Services, Inc. ("Princeton Services") and Princeton Administrators, L.P. is also P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of Princeton Funds Distributor, Inc. ("PFD") and Merrill Lynch Funds Distributor ("MLFD") is P.O. Box 9081, Princeton, New Jersey 08543-9081. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Merrill Lynch & Co., Inc. ("ML & Co.") is World Financial Center, 250 Vesey Street, New York, New York 10281-1201. The address of Financial Data Services, Inc. ("FDS") is 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484.

     Set forth below is a list of each executive officer and partner of the Investment Adviser indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged for the past two years for his, her or its own account or in the capacity of director, officer, employee, partner or trustee. In addition, Mr. Glenn is President and Mr. Burke is Vice President and Treasurer of all or substantially all of the investment companies described in the first two paragraphs of this Item 30. Messrs. Glenn and Burke also hold the same position with all or substantially all of the investment companies advised by FAM as they do with those advised by the Investment Adviser. Messrs. Doll, Giordano and Monagle are directors or officers of one or more of such companies.



                               Position(s) with the                    Other Substantial Business,
Name                                 Manager                        Profession, Vocation or Employment
-----                            -----------------                  ----------------------------------
ML & Co. .....................  Limited Partner            Financial Services Holding Company; Limited Partner of FAM

Princeton Services ...........  General Partner            General Partner of FAM

Jeffrey M. Peek ..............  President                  President of FAM since 1997; President and Director of
                                                           Princeton Services since 1997; Executive Vice President of
                                                           ML & Co.; Managing Director and Co-Head of the Investment
                                                           Banking Division of Merrill Lynch in 1997; Senior Vice
                                                           President and Director of the Global Securities and Economic
                                                           Division of Merrill Lynch from 1995 to 1997

Terry K.  Glenn ..............  Executive Vice President   Executive Vice President of FAM; Executive Vice President
                                                           and Director of Princeton Services; President and
                                                           Director of PFD; Director of FDS, Inc.; President of
                                                           Princeton Administrators, L.P.

                                Position(s) with the             Other Substantial Business,
Name                                  Manager                    Profession, Vocation or Employment
-----                           --------------------             ----------------------------------

Gregory A. Bundy                Chief Operating Officer    Executive Vice President of FAM; Executive Vice
                                and Managing Director      President and Director of Princeton Services;
                                                           President and Director of PFD; Director of FDS;
                                                           President of Princeton Adminstrators

Donald C. Burke                 Senior Vice President      Senior Vice President and Treasurer of FAM;
                                and Treasurer              Senior Vice President and Treasurer of Princeton
                                                           Services; Vice President and Treasurer of PFD

Michael G. Clark                Senior Vice President      Senior Vice President of FAM; Senior Vice President
                                                           of Princeton Services; Treasurer and Director of PFD;
                                                           First Vice President of the Investment Adviser
                                                           from 1997 to 1999

Robert C. Doll                  Senior Vice President      Senior Vice President of FAM; Senior Vice President of
                                                           Princeton Services; Chief Investment Officer of
                                                           Oppenheimer Funds, Inc. in 1999 and Executive Vice
                                                           President thereof from 1991 to 1999

Linda L. Federici               Senior Vice President      Senior Vice President of FAM; Senior Vice President
                                                           of Princeton Services

Vincent R. Giordano             Senior Vice President      Senior Vice President of FAM; Senior Vice President
                                                           of Princeton Services

Michael J. Hennewinkel          Senior Vice President,     Senior Vice President, General Counsel and
                                General Counsel            Secretary of FAM; Senior Vice President
                                and Secretary              of Princeton Services

Philip L. Kirstein              Senior Vice President      Senior Vice President of FAM; Senior Vice
                                                           President, Director and Secretary
                                                           of Princeton Services

Debra W. Landsman-Yaros         Senior Vice President      Senior Vice President of FAM; Senior Vice President
                                                           of Princeton Services; Senior Vice President of PFD

Stephen M.M. Miller             Senior Vice President      Executive Vice President of Princeton
                                                           Administrators, L.P.; Senior Vice President of
                                                           Princeton Services

Joseph T. Monagle, Jr           Senior Vice President      Senior Vice President of FAM; Senior Vice
                                                           President of Princeton Services

Brian A. Murdock                Senior Vice President      Senior Vice President of FAM; Senior Vice
                                                           President of Princeton Services;
                                                           Director of PFD

Gregory D. Upah                 Senior Vice President      Senior Vice President of FAM; Senior Vice
                                                           President of Princeton Services

Item 31.  Location of Accounts and Records.


     All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules thereunder will be maintained at the offices of the Registrant, 800 Scudders Mill Road, Plainsboro, New Jersey 08536 and FDS, 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484.


Item 32.  Management Services.

     Not Applicable.

Item 33.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which individually or in the aggregate represent a fundamental change in the information set forth in the Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 24th day of November, 1999.



                            MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                                               (Registrant)



                                       By         /s/ TERRY K. GLENN
                                         ------------------------------------
                                               (Terry K. Glenn, President)


     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed below by the following persons in the capacities and on the dates indicated.


              Signature                                    Title                             Date
              ---------                                    -----                             ----

       /s/ TERRY K. GLENN                       President (Principal Executive        November 24, 1999
---------------------------------------           Officer) and Director
          (Terry K. Glenn)

          DONALD C. BURKE*                      Treasurer (Principal Financial
---------------------------------------           and Accounting Officer)
          (Donald C. Burke)

          RONALD W. FORBES*                     Director
---------------------------------------
         (Ronald W. Forbes)

       CYNTHIA A. MONTGOMERY*                   Director
---------------------------------------
       (Cynthia A. Montgomery)

         CHARLES C. REILLY*                     Director
---------------------------------------
         (Charles C. Reilly)

           KEVIN A. RYAN*                       Director
---------------------------------------
           (Kevin A. Ryan)

          RICHARD R. WEST*                      Director
---------------------------------------
          (Richard R. West)

           ARTHUR ZEIKEL*                       Director
---------------------------------------
          (Arthur Zeikel)



*By:            /s/Terry K. Glenn                                                     November 24, 1999
    ---------------------------------------
       (Terry K. Glenn, Attorney-in-Fact)

                                POWER OF ATTORNEY

     The undersigned Directors/Trustees and officers of each of the registered investment companies listed below hereby authorize Terry K. Glenn, Donald C. Burke and Joseph T. Monagle, Jr., or any of them, as attorney-in-fact, to sign on his or her behalf in the capacities indicated any Registration Statement or amendment thereto (including post-effective amendments) for each of the following registered investment companies and to file the same, with all exhibits thereto, with the Securities and Exchange Commission: CBA Money Fund, CMA Government Securities Fund, CMA Money Fund, CMA Tax-Exempt Fund, CMA Treasury Fund, CMA Multi-State Municipal Series Trust, Debt Strategies Fund, Inc., Debt Strategies Fund II, Inc., Debt Strategies Fund III, Inc. Merrill Lynch Corporate Bond Fund, Inc., Merrill Lynch Corporate High Yield Fund, Inc., Merrill Lynch Global Utility Fund, Inc., Merrill Lynch High Income Municipal Bond Fund, Inc., Merrill Lynch Municipal Bond Fund, Inc., Merrill Lynch Municipal Intermediate Term Fund of Merrill Lynch Municipal Series Trust,
Merrill Lynch Strategic Dividend Fund, Merrill Lynch Municipal Strategy Fund, Inc., Merrill Lynch Senior Floating Rate Fund, Inc., Merrill Lynch Senior
Floating Rate Fund II, Inc., Merrill Lynch Utility Income Fund, Inc., MuniHoldings Fund, Inc., MuniHoldings Fund II, Inc., MuniHoldings Insured Fund, Inc., MuniHoldings California Insured Fund, Inc., MuniHoldings California
Insured Fund III, Inc., MuniHoldings California Insured Fund IV, Inc., MuniHoldings Florida Insured Fund, MuniHoldings Florida Insured Fund II,
MuniHoldings Florida Insured Fund IV, MuniHoldings New Jersey Insured Fund, Inc., MuniHoldings New Jersey Insured Fund II, Inc., MuniHoldings New Jersey Insured Fund III, Inc., MuniHoldings New York Insured Fund, Inc., MuniVest Fund, Inc., MuniVest Fund II, Inc., Senior High Income Portfolio, Inc., The Corporate Fund Accumulation Program, Inc., and The Municipal Fund Accumulation Program, Inc.


Dated: March 30, 1999

                   /s/ TERRY K. GLENN
--------------------------------------------------------
                     Terry K. Glenn
(President/Principal Executive Officer/Director/Trustee)


                  /s/ RONALD W. FORBES
--------------------------------------------------------
                    Ronald W. Forbes
                   (Director/Trustee)


                /s/ CYNTHIA A. MONTGOMERY
--------------------------------------------------------
                  Cynthia A. Montgomery
                   (Director/Trustee)


                  /s/ CHARLES C. REILLY
--------------------------------------------------------
                    Charles C. Reilly
                   (Director/Trustee)


                    /s/ KEVIN A. RYAN
--------------------------------------------------------
                      Kevin A. Ryan
                   (Director/Trustee)


                   /s/ RICHARD R. WEST
--------------------------------------------------------
                     Richard R. West
                   (Director/Trustee)


                    /s/ ARTHUR ZEIKEL
--------------------------------------------------------
                      Arthur Zeikel
                   (Director/Trustee)


                   /s/ DONALD C. BURKE
--------------------------------------------------------
                     Donald C. Burke
 (Vice President/Treasurer/Principal Financial Officer)

                                  EXHIBIT INDEX

Exhibit
Numbers            Description
--------           ----------
(n)           --   Consent of Deloitte & Touche LLP, independent auditors for the Registrant.

 27           --   Financial Data Schedule.